AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1996


                                                       REGISTRATION NO. 33-65029

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                             NOODLE KIDOODLE, INC.
             (Exact name of registrant as specified in its charter)


            DELAWARE                            5945                           11-1771705
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)


                              -------------------

                               105 PRICE PARKWAY
                          FARMINGDALE, NEW YORK 11735
                                 (516) 293-5300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------

                               STANLEY GREENMAN,
                             CHAIRMAN OF THE BOARD
                          AND CHIEF EXECUTIVE OFFICER
                             NOODLE KIDOODLE, INC.
                               105 PRICE PARKWAY
                          FARMINGDALE, NEW YORK 11735
                                 (516) 293-5300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                                   COPIES TO:

         RICHARD MARLIN, ESQ.                  MARK S. BERGMAN, ESQ.
   KRAMER, LEVIN, NAFTALIS, NESSEN,        PAUL, WEISS, RIFKIND, WHARTON
            KAMIN & FRANKEL                          & GARRISON
           919 THIRD AVENUE                 1285 AVENUE OF THE AMERICAS
       NEW YORK, NEW YORK 10022               NEW YORK, NEW YORK 10019
            (212) 715-9100                         (212) 373-3000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             NOODLE KIDOODLE, INC.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

ITEMS OF FORM S-1                                            HEADING IN PROSPECTUS
-----------------                                            ---------------------
Item 1    Forepart of the Registration Statement
            and Outside Front Cover Page of
            Prospectus............................  Outside Front Cover Page
Item 2    Inside Front and Outside Back Cover
            Pages of Prospectus...................  Inside Front Cover Page; Outside Back
                                                      Cover Page; Available Information
Item 3    Summary Information, Risk Factors and
            Ratio of Earnings to Fixed Charges....  Prospectus Summary; Risk Factors
Item 4    Use of Proceeds.........................  Use of Proceeds
Item 5    Determination of Offering Price.........  Outside Front Cover Page; Underwriting
Item 6    Dilution................................  Not Applicable
Item 7    Selling Security Holders................  Principal and Selling Stockholders
Item 8    Plan of Distribution....................  Outside Front Cover Page; Underwriting
Item 9    Description of Securities to Be
            Registered............................  Description of Capital Stock
Item 10   Interests of Named Experts and
            Counsel...............................  Legal Matters; Experts
Item 11   Information With Respect to
            Registrant............................  Prospectus Summary; Risk Factors; Price
                                                      Range of Common Stock; Dividend
                                                      Policy; Capitalization; Selected
                                                      Consolidated Financial Data;
                                                      Management's Discussion and Analysis
                                                      of Financial Condition and Results of
                                                      Operations; Business; Management;
                                                      Financial Statements
Item 12   Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities...........................  Not Applicable

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY 22, 1996

                                2,100,000 SHARES
                                      LOGO
                                  COMMON STOCK
                              -------------------

    Of the 2,100,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Noodle Kidoodle, Inc., formerly known as Greenman Bros. Inc. (the "Company"), and 100,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriting."


    The Common Stock is quoted on the Nasdaq National Market under the symbol "NKID." On January 19, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.75 per share. See "Price Range of Common Stock."


    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                              -------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

===================================================================================================
                                                   Underwriting                      Proceeds to
                                    Price to       Discounts and     Proceeds to       Selling
                                     Public       Commissions(1)     Company(2)     Stockholders
---------------------------------------------------------------------------------------------------
Per Share....................... $               $                $                $
---------------------------------------------------------------------------------------------------
Total........................... $               $                $                $
---------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3).......$               $                $                $
===================================================================================================

(1) See "Underwriting."


(2) Before deducting estimated expenses of $450,000, which are payable by the Company.


(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 315,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                              -------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
          , 1996.

                              -------------------

                 PAINEWEBBER INCORPORATED                 RODMAN & RENSHAW, INC.
                              -------------------
              THE DATE OF THIS PROSPECTUS IS              , 1996.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             [3 pages of Pictures]













                              -------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                              -------------------

  Noodle Kidoodle(R), Oodles and Oodles of Fun Things to Learn(R) and Kidoodle
    Animation(R) are registered trademarks and service marks of the Company.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere and incorporated by reference in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" include Noodle Kidoodle, Inc. and its subsidiaries. The Company's fiscal year ends on the Saturday closest to January 31 of that year. For example, references to fiscal 1995 refer to the fiscal year ended January 28, 1995. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

    Noodle Kidoodle, Inc. is a specialty retailer of a broad assortment of educationally oriented, creative and non-violent children's products, including toys, books, games, video and audio tapes, computer software, crafts and other learning products. The Noodle Kidoodle concept offers something new to parents and children by combining the attractive pricing and larger size of traditional toy stores with the more creative product selection and superior customer service of smaller boutiques, while providing an entertaining shopping environment through interactive play areas and daily in-store events.

    The Company's prototype store is approximately 12,000 square feet and offers customers a warm and inviting shopping environment with brightly lit spaces, colorful walls, ceilings and carpets, wide aisles for strollers and kid-level seating and product shelving. Each store typically carries approximately 25,000 stock-keeping units ("SKUs"), conveniently displayed in separate merchandise departments, such as "Science & Nature" and "Arts & Crafts," which are identified by eye-catching signs that are visual as well as verbal so that children can understand them. All of the products carried in Noodle Kidoodle stores conform to the Company's creative, non-violent and educational merchandising strategy. The Company generally does not carry mass market television advertised toys. However, in certain product categories, the Company does carry brand name products which fit the Noodle Kidoodle philosophy, such as Crayola, Lego, Playmobil, the full line of Walt Disney video titles and the Goosebumps line of books.


    The Company currently operates 18 Noodle Kidoodle stores in New York, New Jersey, Connecticut and the Chicago metropolitan area, and plans to open at least 15 more stores in fiscal 1997 in new and existing markets. The Company's near-term plan is to cluster its stores in the Northeastern United States and several Midwestern markets, in order to leverage the Company's advertising programs as well as optimize the capabilities of its strategically located distribution center. The Company believes that there are opportunities for nationwide expansion over the longer term beyond fiscal 1997.


    The Company's strategy is to become the leading national retailer of educationally oriented children's products. Key components of the Company's business strategy are:

    . Interactive Shopping Environment--Each Noodle Kidoodle store is designed with children in mind. Each store has designated play areas where children and their parents are encouraged to explore toys and games in keeping with the Company's "try before you buy" philosophy. Among the key interactive features of each store are the Computer Center, "Kidoodle Theater" and Electronic Learning Center.

    . Broad Assortment of Imaginative Products--Noodle Kidoodle stores offer a broad assortment of products designed to stimulate a child's imagination and contribute to his or her growth and development consistent with the Company's slogan that "Kids learn best when they're having fun." The Company believes that within its targeted age group of infant to twelve years, it offers in a single location one of the broadest available assortments of educationally oriented, creative and non-violent children's products. To keep its merchandise mix fresh and exciting, the Company continually seeks innovative new products.

    . Daily In-Store Events--The Company provides without charge daily in-store events such as personal appearances by authors and children's television personalities, arts and crafts workshops and readings from selected books to provide entertainment to its customers, increase store traffic and position Noodle Kidoodle as a destination store.

    . Superior Customer Service--By providing knowledgeable and friendly customer service and selecting enthusiastic employees who enjoy working with children, the Company believes that it has a competitive advantage over lower-service superstores and mass merchandisers.

    . Targeted Marketing--The Company has created the Noodle Kidoodle Club in order to establish customer loyalty and track repeat customers. The club provides its members advance notice of sale events and special promotions, a bi-monthly newsletter and events calendar, birthday cards sent to children and similar special privileges. The Company is also establishing a targeted direct mail marketing program and is in the process of expanding its customer database for this purpose.

    . Competitive Pricing--Noodle Kidoodle offers everyday competitive pricing.
      Many products are regularly discounted and prices in general are believed to be competitive with those featured by superstores carrying the same lines of merchandise.

    The Company was founded in 1946 and, doing business under its former name Greenman Bros. Inc., historically was engaged in the retail toy business as well as the wholesale distribution of general merchandise, with an emphasis on toys, stationery and housewares. During the 1980s, the Company operated a number of retail toy stores, including a chain of 330 stores under the Circus World name located principally in shopping malls in approximately 30 states. The Company sold the Circus World stores in fiscal 1991 but continued to operate a number of retail toy stores under the Playworld name. The Company opened its first Noodle Kidoodle store in November 1993, and opened three additional Noodle Kidoodle stores in fiscal 1995. During fiscal 1996, management determined, based in large part on the success of its early Noodle Kidoodle stores, that the Company should focus exclusively on its retail business by expanding and developing the Noodle Kidoodle retail concept. Accordingly, in August 1995, the Company adopted a new business plan and ceased operating its wholesale division, which generated net sales of $113.2 million in fiscal 1995.


    The Company recently changed its name from Greenman Bros. Inc. to Noodle Kidoodle, Inc. and its jurisdiction of incorporation to Delaware. The Company's executive offices are located at 105 Price Parkway, Farmingdale, New York 11735. Its telephone number is (516) 293-5300.



                               RECENT DEVELOPMENT



    For the nine-week period ended December 30, 1995, during which the Company added three additional Noodle Kidoodle stores, the Company recorded net sales of $15.9 million and gross profit of $6.3 million. The Company was satisfied with its holiday season especially in light of the generally weak retail environment and the severe weather conditions in its major markets, particularly during the week prior to Christmas.

                                  THE OFFERING

Common Stock Offered by the Company.......................   2,000,000 shares

Common Stock Offered by the Selling Stockholders..........   100,000 shares

Common Stock to be Outstanding after the Offering.........   7,369,390 shares (1)

Use of Proceeds...........................................   Primarily to finance new store openings,
                                                             as well as for general corporate
                                                             purposes. See "Use of Proceeds" and
                                                             "Business--Expansion Strategy."

Nasdaq National Market Symbol.............................   NKID

------------

(1) Excludes as of January 19, 1996 (i) 588,484 shares of Common Stock issuable upon exercise of outstanding options at exercise prices ranging from $3.50 to $13.13 per share and (ii) 279,250 shares of Common Stock reserved for issuance pursuant to options issuable under the Company's stock option plans.

                SUMMARY FINANCIAL INFORMATION AND STORE DATA(A)
                (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)



                                                                                                THIRTY-NINE WEEKS
                                                       FISCAL YEARS ENDED                             ENDED
                                      ----------------------------------------------------   -----------------------
                                      FEB. 2,    FEB. 1,    JAN. 30,   JAN. 29,   JAN. 28,    OCT. 29,      OCT. 28,
                                        1991       1992       1993       1994       1995        1994          1995
                                      --------   --------   --------   --------   --------   -----------    --------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................  $ 11,022   $ 12,850   $ 18,250   $ 20,712   $ 23,308     $12,042      $ 13,508
  Gross profit......................     3,885      4,794      5,471      6,143      7,116       3,828         4,724
  Selling and administrative
    expenses........................     5,078      5,813      6,645      8,401     10,790       6,937        10,563
  Provision for restructured
    operations(b)...................     --         --         --         --         3,900       3,500           500
  Operating loss....................    (1,193)    (1,019)    (1,174)    (2,258)    (7,574)     (6,609)       (6,339)
  Net income (loss):
    Continuing operations...........    (2,622)    (1,141)      (425)    (1,180)    (4,490)     (3,819)       (5,870)
    Discontinued operations(c)......   (12,305)     5,069      2,226      1,889      1,096          22        (9,059)
    Extraordinary item(d)...........       325       (263)     --         --         --         --             --
                                      --------   --------   --------   --------   --------   -----------    --------
      Net income (loss).............  $(14,602)  $  3,665   $  1,801   $    709   $ (3,394)    $(3,797)     $(14,929)
                                      ========   ========   ========   ========   ========   ===========    ========
  Net income (loss) per share:
    Continuing operations...........  $   (.44)  $   (.21)  $   (.08)  $   (.22)  $   (.86)    $  (.73)     $  (1.11)
    Discontinued operations(c)......     (2.07)       .92        .40        .35        .21      --             (1.71)
    Extraordinary item(d)...........       .06       (.05)     --         --         --         --             --
                                      --------   --------   --------   --------   --------   -----------    --------
      Net income (loss) per share...  $  (2.45)  $    .66   $    .32   $    .13   $   (.65)    $  (.73)     $  (2.82)
                                      ========   ========   ========   ========   ========   ===========    ========

Weighted average shares
  outstanding.......................     5,949      5,540      5,575      5,338      5,220       5,207         5,302

OTHER FINANCIAL DATA:
  Net sales:
    Noodle Kidoodle.................  $  --      $  --      $  --      $  1,168   $  6,414     $ 2,544      $ 11,042
    Other Retail(e).................    11,022     12,850     18,250     19,544     16,894       9,498         2,466
                                      --------   --------   --------   --------   --------   -----------    --------
      Total net sales...............    11,022     12,850     18,250     20,712     23,308      12,042        13,508
  Discontinued operations:(c)
    Net sales.......................  $198,890   $151,718   $136,488   $122,138   $113,194     $80,729      $ 50,635
    Gross profit....................    52,753     33,475     31,035     26,711     24,604      17,069         9,164
    Operating income (loss).........    (8,666)     5,576      3,633      3,171      1,781          37        (1,914)
    Provision for discontinued
      operations....................     5,712      --         --         --         --         --             7,145
                                      --------   --------   --------   --------   --------   -----------    --------
    Net income (loss)...............   (12,305)     5,069      2,226      1,889      1,096          22        (9,059)

STORE DATA (AT END OF PERIOD):
  Number of stores:
    Noodle Kidoodle.................        --         --         --          1          4           3            15
    Other Retail(e).................         6          8         10         10          4          10             4
                                      --------   --------   --------   --------   --------   -----------    --------
      Total.........................         6          8         10         11          8          13            19
  Gross square footage:
    Noodle Kidoodle.................        --         --         --     10,450     39,700      29,700       160,130
    Other Retail(e).................    56,570     68,870     86,400     86,400     31,500      86,400        31,500
                                      --------   --------   --------   --------   --------   -----------    --------
      Total.........................    56,570     68,870     86,400     96,850     71,200     116,100       191,630

                                                           OCTOBER 28, 1995
                                                       -------------------------
                                                       ACTUAL     AS ADJUSTED(F)
                                                       -------    --------------
BALANCE SHEET DATA:
  Working capital...................................   $14,772       $38,324
  Net assets of discontinued operations(c)..........     6,327         6,327
  Total assets......................................    38,872        62,380
  Total debt........................................     --           --
  Total liabilities.................................    12,428        12,428
  Stockholders' equity..............................    26,444        49,996


------------

(a) As a result of recent strategic changes, period-to-period comparisons of financial results are not meaningful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(b) Represents provisions primarily related to the closing of certain Playworld and other retail stores.



(c) On August 30, 1995, the Company adopted a formal plan to discontinue its wholesale business. The operations and net assets of the Company's wholesale business are being accounted for as a discontinued operation. The thirty-nine week period ended October 28, 1995 includes a $7.1 million provision for (i) estimated gains or losses on the sale or liquidation of wholesale assets and (ii) estimated operating losses until such disposal or liquidation is completed. Fiscal 1991 results from discontinued operations include results from the Company's Circus World retail stores which were sold in fiscal 1991.



(d) Represents the gain (loss) on early extinguishment of debt, net of income taxes (benefit).



(e) Represents primarily the results of the Company's Playworld and Toy Park retail toy stores. The Company may close the remaining four Playworld and Toy Park stores, as certain lease issues are resolved.



(f) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the receipt of the estimated net proceeds therefrom.

                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, the following factors should be considered carefully before making an investment in the Common Stock offered hereby.

NEW BUSINESS; LIMITED OPERATING HISTORY

    Noodle Kidoodle, Inc., doing business under its former name Greenman Bros. Inc., historically was engaged in the retail toy business as well as the wholesale distribution of general merchandise with an emphasis on toys, stationery and housewares. The Company opened its first Noodle Kidoodle store in November 1993. The Company operated four Noodle Kidoodle stores at the end of fiscal 1995 and currently operates 18 Noodle Kidoodle stores. Based on the success of the early stores, management determined in August 1995 that the Company should focus exclusively on its Noodle Kidoodle retail business and become a leading national retailer of educationally oriented children's products. In connection with that decision, the Company ceased operating its wholesale business, sold certain of its wholesale inventory and commenced liquidating the balance. Investors, therefore, have only a limited operating history to review in evaluating the Company's performance and the viability of the Noodle Kidoodle concept. For example, the Company currently has only three stores in operation for a sufficient period of time to provide meaningful year-to-year comparative data. There can be no assurance that the Company's more recently opened Noodle Kidoodle stores will be as successful as the earlier stores or that the Noodle Kidoodle concept will be successful. See "Business--Overview" and "--Expansion Strategy."

HISTORICAL AND PROJECTED LOSSES


    The Company has reported operating losses in each of its last five fiscal years as a result of the discontinuation of its wholesale business and subsequent restatement of its historical financial statements. In addition, the Company's results of operations for the thirty-nine week period ended October 28, 1995 are not profitable. Based on the Company's limited experience with its Noodle Kidoodle stores, management believes that its new stores should generate store level operating profits before pre-opening expenses in their first full year of operation. After pre-opening expenses, the losses generated over the first twelve months of operations by new stores have not been, and are not expected to be, material. In addition, the Company's aggressive expansion plans require it to carry significant central overhead. As a result of these two factors, the Company expects to continue to report losses at least through the end of fiscal 1996 and in fiscal 1997. There can be no assurance that the Company will be able to achieve or sustain profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


ABILITY TO REALIZE EXPANSION PLANS


    The Company's growth over the next several years depends principally on its ability to open new stores in its existing and new markets and to operate those stores profitably. The Company currently operates 18 Noodle Kidoodle stores in New York, New Jersey, Connecticut and the Chicago metropolitan market. The Company plans to use a substantial portion of the net proceeds of this offering to open at least 15 more Noodle Kidoodle stores in its existing and new markets during fiscal 1997. The Company's ability to open stores on a timely basis will depend upon a number of factors, including its ability to identify suitable store sites and obtain leases for those sites on acceptable terms. In order to achieve its long-term expansion plan, it is likely that the Company will be required to obtain additional financing in order to open planned new stores after fiscal 1997. There can be no assurance that the Company will be able to complete its expansion plans successfully or that opening new stores in markets already served by the Company will not adversely affect existing store profitability or reduce comparable store sales. In addition, there can be no assurance that additional financing for new stores will be available to the Company in amounts, at rates or upon terms and conditions acceptable to the Company. If such additional financing is unavailable, the Company would have to delay opening certain of the planned stores until additional financing or sufficient internally generated funds are available. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Strategy."

DISCONTINUED OPERATIONS; RESTRUCTURING CHARGES


    In August 1995, the Company adopted a new business plan to focus on its Noodle Kidoodle retail concept and ceased operating its wholesale business. In fiscal 1995, the discontinued wholesale operations generated net sales and net income of $113.2 million and $1.1 million, respectively, compared to the Company's continuing retail operations' net sales and net loss of $23.3 million and $4.5 million, respectively. In connection with discontinuing its wholesale operations, the Company recorded a provision of $7.1 million in the fiscal quarter ended July 29, 1995 for (i) estimated gains or losses on the sale or liquidation of wholesale assets and (ii) estimated operating losses until such disposal or liquidation is completed. In addition, as of October 28, 1995, the Company had net assets of discontinued operations of $6.3 million, consisting primarily of accounts receivable, inventories, and properties of $10.5 million, less accounts payable, accrued expenses and capital lease obligations of $4.2 million. The Company expects to receive net proceeds of approximately $6.3 million on the sale or liquidation of its wholesale assets, and anticipates receiving such amount by August 1996. There can be no assurance that the charge recorded in the fiscal quarter ended July 29, 1995 will be sufficient. In addition, there can be no assurance that the Company will receive proceeds on the sale or liquidation of net assets of discontinued operations in the amounts anticipated, or by the anticipated dates. The receipt of significantly lower amounts than expected or an extended delay in receipt could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company's decision to focus on its Noodle Kidoodle retail concept has resulted in the closure of most of its Playworld and Toy Park stores. The Company closed several Playworld stores in fiscal 1995 and may close the remaining four Playworld and Toy Park stores, as certain lease issues are resolved. The Company recorded provisions for store closings of $3.9 million and $0.5 million, respectively, in fiscal 1995 and the thirty-nine week period ended October 28, 1995. While management believes such provisions to be sufficient, there can be no assurance that the Company will not record additional provisions in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


MANAGEMENT OF GROWTH

    The Company's ability to manage growth will depend on its ability to improve operational, financial and management information systems on a timely basis and to recruit, hire and train additional management and store-level employees, as well as manage an increasing number of employees. The Company expects to apply up to $1.0 million of net proceeds from this offering to improve its MIS software capabilities in fiscal 1997. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations in the future. Any failure to improve the Company's operational, financial and management systems or to recruit, train and manage an increased number of employees could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Expansion Strategy" and "--Management Information Systems."

DEPENDENCE ON SENIOR MANAGEMENT


    The success of the Company's business will continue to be dependent upon Stanley Greenman, Chairman of the Board and Chief Executive Officer of the Company, Stewart Katz, President and Chief Operating Officer of the Company, and other members of senior management. The loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business. Both Messrs. Greenman and Katz are parties to employment agreements with the Company. Both agreements restrict the ability of the executive to compete with the Company for a period of one year following termination of employment for any reason other than termination by the Company without cause or in the event of a change of control. The Company has not obtained, and does not intend to obtain, key man insurance policies on the lives of either Mr. Greenman or Mr. Katz. See "Management."


COMPETITION

    The retail toy business is highly competitive. Some of the Company's competitors are much larger in terms of sales volume and have more capital and greater management resources than the Company. If any of the Company's larger competitors were to increase their focus on the educational market or if any regional competitors were to expand their activities in the markets primarily served by the Company, the Company could be adversely affected. If any of the Company's major competitors seek to gain or retain market share by reducing prices, the Company may be required to reduce its prices on key items in order to remain competitive, which would have the effect of reducing its profitability. There can be no assurance that in the future the Company will not face greater competition from other national, regional and local retailers. See "Business--Competition."

QUARTERLY AND SEASONAL FLUCTUATIONS

    The timing of new store openings, related pre-opening expenses and the amount of revenue contributed by new and existing stores may cause the Company's quarterly results of operations to fluctuate. In addition, the Company's business is affected by the pattern of seasonality common to most toy retailers. Historically, the Company's stores generate a significant portion of their net sales and the majority of their store level operating profits during the Company's fourth fiscal quarter, which includes the Christmas selling season, and have experienced operating losses or nominal profits in the Company's first, second and third fiscal quarters.

VOLATILITY OF STOCK PRICE

    On December 14, 1995, the Common Stock became quoted on the Nasdaq National Market. Prior thereto, the Common Stock was traded on the American Stock Exchange. The market price of the Common Stock has been, and could in the future be, subject to significant fluctuations. Future announcements concerning the Company or its competitors, including operating results and earnings estimates, new store openings and other developments, as well as general economic and market conditions, could cause the market price of the Common Stock to fluctuate substantially. See "Price Range of Common Stock."

GENERAL ECONOMIC CONDITIONS

    The Company's operating results may be adversely affected by unfavorable local, regional or national economic conditions. The Company's stores currently are located in the Northeastern United States and a major Midwestern sub-region of the United States. Accordingly, the Company is susceptible to fluctuations in its business caused by adverse economic conditions in these regions. In addition, the Company's future expansion strategy is to cluster its stores in relatively close geographic proximity to achieve operating and advertising efficiency. There can be no assurance that regional economic conditions will not adversely affect stores clustered in such relatively close geographic proximity.

    The success of the Company's operations also depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions deteriorate, consumer spending on discretionary items such as children's toys and educational products may decline, with a negative impact on the Company's business and results of operations.

POTENTIAL ANTI-TAKEOVER EFFECTS


    Certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), the Company's Bylaws, as amended (the "Bylaws"), and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit increases in the market price of the Common Stock that could result from takeover attempts. In addition, the Company's Board of Directors has the authority to issue Preferred Stock without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. Such effects could result in a decrease in the market price of the Common Stock. See "Description of Capital Stock--Anti-Takeover Provisions."


                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $23.6 million after deducting estimated offering expenses and underwriting discounts and commissions (approximately $27.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of 100,000 shares of Common Stock offered by the Selling Stockholders. The Company intends to use the net proceeds primarily to finance the Company's store expansion plans as well as for general corporate purposes, including up to $1.0 million to improve its MIS software capabilities in fiscal 1997. The Company anticipates that it will open at least 15 additional Noodle Kidoodle stores in fiscal 1997. Total expenditures for a new store, including capital expenditures, pre-opening expenses and net working capital, are expected to range from $800,000 to $950,000 per store. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Strategy."


    The foregoing represents the Company's best estimate of its allocation of the net proceeds of the offering based upon the current state of its business operations, its current plans, and current economic and industry conditions. Until used, the Company intends to invest the net proceeds from the offering in short-term investment-grade securities.

                          PRICE RANGE OF COMMON STOCK


    The Common Stock is quoted on the Nasdaq National Market under the symbol "NKID." Until December 13, 1995, the Common Stock was traded on the American Stock Exchange under the symbol "GMN." The following table sets forth, for the periods indicated, the high and low sales prices per share for the Common Stock as reported on the American Stock Exchange for each of the fiscal quarters indicated, through December 13, 1995 and as reported on the Nasdaq National Market from December 14, 1995 through January 19, 1996:



                                                                HIGH      LOW
                                                               ------    ------
FISCAL 1994
First Quarter...............................................   $ 4.88    $ 4.00
Second Quarter..............................................     5.00      4.13
Third Quarter...............................................     5.50      4.25
Fourth Quarter..............................................     6.75      5.00

FISCAL 1995
First Quarter...............................................     7.38      5.88
Second Quarter..............................................     7.25      5.63
Third Quarter...............................................     7.13      6.38
Fourth Quarter..............................................     6.38      4.38

FISCAL 1996
First Quarter...............................................     5.44      4.00
Second Quarter..............................................    11.63      5.06
Third Quarter...............................................    14.63      9.25
Fourth Quarter (through January 19, 1996)...................    15.00     11.13



    On January 19, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.75 per share. As of December 6, 1995, there were approximately 600 holders of record of Common Stock.


                                DIVIDEND POLICY


    The Company has not paid cash dividends on its Common Stock since 1969. The Company currently anticipates that it will retain all available funds generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and business prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION


    The following table sets forth the cash balance and capitalization of the Company as of October 28, 1995 and as adjusted to reflect (i) the sale of 2,000,000 shares offered by the Company hereby and the receipt of the estimated net proceeds therefrom and (ii) the increase in authorized capital and change in par values approved by stockholders in December 1995 and January 1996.


                                                                             OCTOBER 28, 1995
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          -------    -----------
                                                                              (IN THOUSANDS)
Cash and cash equivalents..............................................   $ 6,548     $   30,100
                                                                          =======    ===========
Commitments and contingencies..........................................   $ --        $  --

Stockholders' equity:
  Preferred Stock--$1.00 par value, 500,000 shares authorized, none issued and outstanding; $0.001 par value, 1,000,000 shares
    authorized, none issued and outstanding, as adjusted...............     --           --
  Common Stock--$0.10 par value, 10,000,000 shares authorized,
    6,292,701 shares issued and outstanding; $0.001 par value,
    15,000,000 shares authorized, 8,292,701 shares issued and
    outstanding, as adjusted (1).......................................       629              8
  Capital in excess of par value.......................................    26,294         50,467
  Retained earnings....................................................     3,313          3,313
  Less treasury stock, at cost--924,261 shares.........................    (3,792)        (3,792)
                                                                          -------    -----------
      Total stockholders' equity.......................................    26,444         49,996
                                                                          -------    -----------
      Total capitalization.............................................   $26,444     $   49,996
                                                                          =======    ===========


------------


(1) Excludes as of October 28, 1995 (i) 589,559 shares of Common Stock issuable upon exercise of outstanding options at exercise prices ranging from $3.50 to $13.13 per share and (ii) 279,250 shares of Common Stock reserved for issuance pursuant to options issuable under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The selected consolidated financial data presented below reflects selected financial and operating data of the Company as of and for the periods indicated, after giving retroactive effect to the Company's discontinued wholesale business. This data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The consolidated financial data as of and for each of the five fiscal years ended January 28, 1995 and as of and for the thirty-nine week period ended October 28, 1995 are derived from the Consolidated Financial Statements of the Company which have been audited by Janover Rubinroit, LLC, independent certified public accountants. The consolidated financial data for the thirty-nine week period ended October 29, 1994 are derived from unaudited Consolidated Financial Statements of the Company and reflect all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the consolidated financial position and consolidated results of operations for this period. As a result of recent strategic changes, period-to-period comparisons of financial results are not meaningful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                     THIRTY-NINE WEEKS
                                                             FISCAL YEARS ENDED                            ENDED
                                             ---------------------------------------------------   ----------------------
                                             FEB. 2,    FEB. 1,   JAN. 30,   JAN. 29,   JAN. 28,    OCT. 29,     OCT. 28,
                                               1991      1992       1993       1994       1995        1994         1995
                                             --------   -------   --------   --------   --------   -----------   --------
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Net sales.................................  $ 11,022   $12,850   $ 18,250   $ 20,712   $ 23,308     $12,042     $ 13,508
 Costs and expenses:
   Cost of products sold including buying
     and warehousing costs.................     7,137     8,056     12,779     14,569     16,192       8,214        8,784
   Selling and administrative..............     5,078     5,813      6,645      8,401     10,790       6,937       10,563
   Provision for restructured
     operations(a).........................     --        --         --         --         3,900       3,500          500
                                             --------   -------   --------   --------   --------   -----------   --------
                                               12,215    13,869     19,424     22,970     30,882      18,651       19,847
                                             --------   -------   --------   --------   --------   -----------   --------
   Operating loss..........................    (1,193)   (1,019)    (1,174)    (2,258)    (7,574)     (6,609)      (6,339)
 Interest expense (income), net............     2,699       236       (481)      (277)      (297)       (243)        (469)
                                             --------   -------   --------   --------   --------   -----------   --------
   Loss from continuing operations before
     income taxes (benefit)................    (3,892)   (1,255)      (693)    (1,981)    (7,277)     (6,366)      (5,870)
 Income taxes (benefit)....................    (1,270)     (114)      (268)      (801)    (2,787)     (2,547)       --
                                             --------   -------   --------   --------   --------   -----------   --------
 Net income (loss):
   Continuing operations...................    (2,622)   (1,141)      (425)    (1,180)    (4,490)     (3,819)      (5,870)
   Discontinued operations(b)..............   (12,305)    5,069      2,226      1,889      1,096          22       (9,059)
   Extraordinary item(c)...................       325      (263)     --         --         --         --            --
                                             --------   -------   --------   --------   --------   -----------   --------
     Net income (loss).....................  $(14,602)  $ 3,665   $  1,801   $    709   $ (3,394)    $(3,797)    $(14,929)
                                             ========   =======   ========   ========   ========   ===========   ========
 Net income (loss) per share:
   Continuing operations...................  $   (.44)  $  (.21)  $   (.08)  $   (.22)  $   (.86)    $  (.73)    $  (1.11)
   Discontinued operations(b)..............     (2.07)      .92        .40        .35        .21      --            (1.71)
   Extraordinary item(c)...................       .06      (.05)     --         --         --         --            --
                                             --------   -------   --------   --------   --------   -----------   --------
     Net income (loss) per share...........  $  (2.45)  $   .66   $    .32   $    .13   $   (.65)    $  (.73)    $  (2.82)
                                             ========   =======   ========   ========   ========   ===========   ========
 Weighted average shares...................     5,949     5,540      5,575      5,338      5,220       5,207        5,302
BALANCE SHEET DATA:
 Working capital...........................  $ 52,000   $40,490   $ 40,212   $ 39,810   $ 35,667     $35,099     $ 14,772
 Net assets of discontinued
   operations(b)...........................    26,640    28,214     25,968     31,217     24,621      26,298        6,327
 Total assets..............................    56,474    47,559     50,296     49,629     48,042      49,906       38,872
 Total debt................................    14,877     --         --         --         --         --            --
 Total liabilities.........................     2,171     4,468      5,084      5,565      7,172       9,560       12,428
 Stockholders' equity......................    39,426    43,091     45,212     44,064     40,870      40,346       26,444


------------
(a) Represents provisions primarily related to the closing of certain Playworld and other retail stores.
(b) On August 30, 1995, the Company adopted a formal plan to discontinue its wholesale business. The operations and net assets of the Company's wholesale business are being accounted for as a discontinued operation. The thirty-nine week period ended October 28, 1995 includes a $7.1 million provision for (i) estimated gains or losses on the sale or liquidation of wholesale assets and (ii) estimated operating losses until such disposal or liquidation is completed. Fiscal 1991 results from discontinued operations include results from the Company's Circus World retail stores which were sold in fiscal 1991.
(c) Represents the gain (loss) on early extinguishment of debt, net of income taxes (benefit).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis set forth certain information for the periods presented and should be read in conjunction with the Consolidated Financial Statements of the Company, and the notes thereto, appearing elsewhere in this Prospectus.

GENERAL

    The Company was founded in 1946 and, doing business under its former name Greenman Bros. Inc., historically was engaged in the retail toy business as well as the wholesale distribution of general merchandise with an emphasis on toys, stationery and housewares. During the 1980s, the Company operated a number of retail toy stores, including a chain of 330 stores under the Circus World name, which were located principally in shopping malls in approximately 30 states. In fiscal 1991, the Company sold its Circus World stores and shifted its focus to its wholesale business, while retaining a number of Playworld retail stores. Based on results of operations and trends in the industry during fiscal 1990 through 1993, management concluded that the wholesale component of the Company's business could not grow and began investigating various possibilities outside the wholesale business for expansion opportunities which could best utilize remaining excess cash generated from the sale of the Circus World stores.


    The Company opened its first Noodle Kidoodle store in November 1993 and operated four Noodle Kidoodle stores at the end of fiscal 1995. Based in large part on the success of its early Noodle Kidoodle stores, management determined that the Company should focus exclusively on its retail business by further developing and expanding its Noodle Kidoodle retail concept. In August 1995, the Company adopted a new business plan and ceased operating its wholesale business. In fiscal 1995, the discontinued wholesale operations generated net sales and net income of $113.2 million and $1.1 million, respectively, compared to the Company's continuing retail operations' net sales and net loss of $23.3 million and $4.5 million, respectively. In addition, the Company's decision to focus on its Noodle Kidoodle retail concept has resulted in the closure of most of its Playworld and Toy Park stores. The Company closed several Playworld stores in fiscal 1995 and may close the remaining four Playworld and Toy Park stores, as certain lease issues are resolved. The Playworld stores are discount stores that generally sell a greater percentage of low margin products. Noodle Kidoodle and Toy Park stores generally have higher gross margins, but also have higher operating costs due to their more upscale formats.



    In connection with discontinuing its wholesale operations, the Company recorded a provision of $7.1 million in the fiscal quarter ended July 29, 1995 for (i) estimated gains or losses on the sale or liquidation of wholesale assets and (ii) estimated operating losses until such disposal or liquidation is completed. In addition, as of October 28, 1995, the Company had net assets of discontinued operations of $6.3 million, consisting primarily of accounts receivable, inventories, and properties of $10.5 million, less accounts payable, accrued expenses and capitalized lease obligations of $4.2 million.



    The Company has reported operating losses in each of its last five fiscal years as a result of the discontinuation of its wholesale business and subsequent restatement of its historical financial statements. In addition, the Company's results of operations for the thirty-nine week period ended October 28, 1995 are not profitable. Based on the Company's limited experience with its Noodle Kidoodle stores, management believes that its new stores should generate store level operating profits before pre-opening expenses in their first full year of operation. After pre-opening expenses, the losses generated over the first twelve months of operations by new stores have not been, and are not expected to be, material. In addition, the Company's aggressive expansion plans require it to carry significant central overhead. As a result of these two factors, the Company expects to continue to report losses at least through the end of fiscal 1996 and in fiscal 1997.

    The Company's growth over the next several years depends principally on its ability to open new stores in its existing and new markets and to operate those stores profitably. The Company currently operates 18 Noodle Kidoodle stores in New York, New Jersey, Connecticut and the Chicago metropolitan market. The Company plans to use a substantial portion of the net proceeds of this offering to open at least 15 more Noodle Kidoodle stores in its existing and new markets during fiscal 1997. The Company's ability to open stores on a timely basis will depend upon a number of factors, including its ability to identify suitable store sites and obtain leases for those sites on acceptable terms. In order to achieve its long-term expansion plan, it is likely that the Company will be required to obtain additional financing in order to open planned new stores after fiscal 1997.



RECENT DEVELOPMENT



    For the nine-week period ended December 30, 1995, during which the Company added three additional Noodle Kidoodle stores, the Company recorded net sales of $15.9 million and gross profit of $6.3 million. The Company was satisfied with its holiday season especially in light of the generally weak retail environment and the severe weather conditions in its major markets, particularly during the week prior to Christmas.

RESULTS OF OPERATIONS


    The following table sets forth the percentage of net sales for certain items in the Company's statement of operations for the periods indicated. "Noodle Kidoodle" reflects results for this retail concept only, while "Other Retail" reflects results for the Playworld and Toy Park Stores and certain leased toy departments. Corporate expenses in "Selling and administrative expenses" include management salaries, professional fees and other costs capable of supporting a much larger organization. As a result of recent strategic changes, period-to-period comparisons of financial results are not meaningful and results of operations for historical periods are not necessarily indicative of future results.


                    SUMMARY RESULTS OF CONTINUING OPERATIONS
                                ($ IN THOUSANDS)

                                         FISCAL YEARS ENDED                         THIRTY-NINE WEEKS ENDED
                         ---------------------------------------------------   ---------------------------------
                           JANUARY 30,       JANUARY 29,       JANUARY 28,       OCTOBER 29,       OCTOBER 28,
                              1993              1994              1995              1994              1995
                         ---------------   ---------------   ---------------   ---------------   ---------------
                                   % OF              % OF              % OF              % OF              % OF
                            $      SALES      $      SALES      $      SALES      $      SALES      $      SALES
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Net sales:
 Noodle Kidoodle.......    --       --       1,168     5.6     6,414    27.5     2,544    21.1    11,042    81.7
 Other Retail..........   18,250   100.0    19,544    94.4    16,894    72.5     9,498    78.9     2,466    18.3
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
 Total.................   18,250   100.0    20,712   100.0    23,308   100.0    12,042   100.0    13,508   100.0
                         =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
Gross profit:
 Noodle Kidoodle.......    --       --         468    40.1     2,385    37.2       854    33.6     3,758    34.0
 Other Retail..........    5,471    30.0     5,675    29.0     4,731    28.0     2,974    31.3       966    39.2
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
 Total.................    5,471    30.0     6,143    29.7     7,116    30.5     3,828    31.8     4,724    35.0
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Selling and
 administrative
 expenses:
 Noodle Kidoodle.......    --       --         684    58.6     3,240    50.5     1,699    66.8     7,632    69.1
 Other Retail..........    5,104    28.0     5,896    30.2     5,269    31.2     3,526    37.1     1,181    47.9
 Corporate.............    1,541     8.4     1,821     8.8     2,281     9.8     1,712    14.2     1,750    13.0
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
 Total.................    6,645    36.4     8,401    40.6    10,790    46.3     6,937    57.6    10,563    78.2
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Provision for
restructuring..........    --       --       --       --       3,900    16.7     3,500    29.1       500     3.7
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Operating income
 (loss):
 Noodle Kidoodle.......    --       --        (216)  (18.5)     (855)  (13.3)     (845)  (33.2)   (3,874)  (35.1)
 Other Retail..........      367     2.0      (221)   (1.1)     (538)   (3.2)     (552)   (5.8)     (215)   (8.7)
 Corporate.............   (1,541)   (8.4)   (1,821)   (8.8)   (2,281)   (9.8)   (1,712)  (14.2)   (1,750)  (13.0)
 Provision for
   restructuring.......    --       --       --       --      (3,900)  (16.7)   (3,500)  (29.1)     (500)   (3.7)
                         -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
 Total.................   (1,174)   (6.4)   (2,258)  (10.9)   (7,574)  (32.5)   (6,609)  (54.9)   (6,339)  (46.9)
Net loss...............     (425)   (2.3)   (1,180)   (5.7)   (4,490)  (19.3)   (3,819)  (31.7)   (5,870)  (43.5)
                         =======   =====   =======   =====   =======   =====   =======   =====   =======   =====

                   SUMMARY RESULTS OF DISCONTINUED OPERATIONS
                                ($ IN THOUSANDS)

                                    FISCAL YEARS ENDED                         THIRTY-NINE WEEKS ENDED
                    --------------------------------------------------    -----------------------------------------

                      JANUARY 30,       JANUARY 29,       JANUARY 28,
                         1993              1994              1995           OCTOBER 29, 1994      OCTOBER 28, 1995
                    ---------------   ---------------   ---------------   ---------------------   ----------------
                              % OF              % OF              % OF                   % OF                % OF
                       $      SALES      $      SALES      $      SALES       $         SALES        $      SALES
                    -------   -----   -------   -----   -------   -----   ----------   --------   -------   ------
Net sales.........  136,488   100.0   122,138   100.0   113,194   100.0     80,729       100.0     50,635    100.0
Gross profit......   31,035    22.7    26,711    21.9    24,604    21.7     17,069        21.1      9,164     18.1
Operating income
  (loss)..........    3,633     2.7     3,171     2.6     1,781     1.6         37         0.0     (1,914)    (3.8)
Provision for
 discontinued
  operations......    --       --       --       --       --       --        --          --         7,145     14.1
Net income
  (loss)..........    2,226     1.6     1,889     1.5     1,096     1.0         22         0.0     (9,059)   (17.9)
                    =======   =====   =======   =====   =======   =====   ==========   ========   =======   ======

THIRTY-NINE WEEKS ENDED OCTOBER 28, 1995 COMPARED WITH THIRTY-NINE WEEKS ENDED OCTOBER 29, 1994

CONTINUING OPERATIONS


    Net sales increased 12.2% to $13.5 million for the thirty-nine week period ended October 28, 1995 from $12.0 million in the comparable period in the prior year. Noodle Kidoodle sales increased $8.5 million to $11.0 million for the thirty-nine week period ended October 28, 1995 from $2.5 million in the comparable period in the prior year, primarily due to the addition of new Noodle Kidoodle stores during the period ended October 28, 1995. Other
Retail sales decreased 74.0% to $2.5 million for the thirty-nine week period ended October 28, 1995 from $9.5 million in the comparable period in the prior year, primarily as a result of the closing of six Playworld stores during January 1995. The Company operated 15 Noodle Kidoodle stores, two Playworld stores and two Toy Park stores at October 28, 1995, compared to three Noodle Kidoodle stores, eight Playworld stores and two Toy Park stores, at October 29, 1994.



    Gross profit (derived from net sales less the cost of merchandise sold, which includes buying and warehousing costs) increased 23.4% to $4.7 million for the thirty-nine week period ended October 28, 1995 from $3.8 million in the comparable period in the prior year. Overall gross margin increased to 35.0% in the period ended October 28, 1995 from 31.8% in the comparable period in the prior year. The increase results from an increase in sales at Noodle Kidoodle stores, which generated higher margins than the Playworld stores. Gross margin at Noodle Kidoodle increased to 34.0% in the current period from 33.6% in the comparable period in the prior year, primarily as a result of decreased buying and warehousing costs which declined due to higher sales levels, partially offset by increased cost of merchandise. Gross margin at Other Retail increased to 39.2% in the current period from 31.3% in the comparable period in the prior year primarily due to a greater sales contribution by higher margin Toy Park stores.


    Selling and administrative expenses, excluding the provision for restructuring, increased 52.3% to $10.6 million in the thirty-nine week period ended October 28, 1995 from $6.9 million in the comparable period in the prior year, primarily as a result of changes in the store base. Selling and administrative expenses at Noodle Kidoodle increased to $7.6 million in the current period from $1.7 million in the comparable period in the prior year primarily as a result of higher direct store expenses, which increased by $3.7 million, higher advertising expenses, which increased by $1.1 million, and higher home office expenses. This increase was offset by a decrease in selling and administrative expenses at Other Retail to $1.2 million in the current period from $3.5 million in the comparable period in the prior year, principally attributable to a decrease in direct store expenses as a result of the closing of six Playworld stores. Selling and administrative expenses as a percentage of net sales increased to 78.2% in the period ended October 28, 1995 from 57.6% in the comparable period in the prior year, primarily attributable to the fact that Noodle Kidoodle stores have higher operating costs.

    Provision for restructuring related to the closing of Other Retail stores was $0.5 million in the thirty-nine week period ended October 28, 1995, compared to $3.5 million in the comparable period in the prior year. This included losses from store operations from the date of announcement until closing, employee severance costs, estimated lease liabilities, losses on liquidation of inventories and disposition of assets and other related restructuring costs.

    Operating loss decreased 4.1% to $6.3 million for the thirty-nine week period ended October 28, 1995 from $6.6 million in the comparable period in the prior year. Excluding restructuring charges, the operating loss would have been $5.8 million for the period ended October 28, 1995 compared to $3.1 million in the comparable period in the prior year.

    Net loss from continuing operations increased 53.7% to $5.9 million ($1.11 per share) in the thirty-nine week period ended October 28, 1995 from $3.8 million ($.73 per share) in the comparable period in the prior year. Excluding restructuring charges, the net loss would have been $5.4 million ($1.01 per share) for the period ended October 28, 1995 compared to $1.7 million ($.33 per share) in the comparable period in the prior year. The net loss for the period ended October 28, 1995 included no tax benefit while the comparable period of the prior year included a tax benefit of $2.5 million. At October 28, 1995, the Company had approximately $13.5 million of net operating loss carryforwards.

DISCONTINUED OPERATIONS

    Net sales decreased 37.3% to $50.6 million in the thirty-nine week period ended October 28, 1995 from $80.7 million in the comparable period in the prior year. This decrease resulted primarily from discontinuance of the wholesale business, effective August 30, 1995.

    Gross profit decreased 46.3% to $9.2 million in the thirty-nine week period ended October 28, 1995 from $17.1 million in the comparable period in the prior year. Gross margins decreased to 18.1% for the thirty-nine week period ended October 28, 1995 from 21.1% for the comparable period in the prior year, principally due to a higher mix of lower margin merchandise.

    Operating loss before provision for discontinued operations was $1.9 million in the thirty-nine week period ended October 28, 1995 compared to operating income of $37,000 for the comparable period in the prior year.

    Provision for discontinued operations represents a loss of $7.1 million related to the disposal of the wholesale business, including the estimated losses through the disposal period and the anticipated sale of two of the Company's distribution centers, net of income tax expense of $1.6 million.

    Net loss from discontinued operations was $9.1 million ($1.71 per share) in the thirty-nine week period ended October 28, 1995, including the $7.1 million ($1.35 per share) provision for discontinued operations, as compared to net income of $22,000 for the comparable period in the prior year.

FISCAL 1995 COMPARED TO FISCAL 1994

CONTINUING OPERATIONS


    Net sales increased 12.5% to $23.3 million in fiscal 1995 from $20.7 million in fiscal 1994. Noodle Kidoodle sales increased $5.2 million to $6.4 million in fiscal 1995 from $1.2 million in fiscal 1994, while Other Retail sales decreased 13.6% to $16.9 million in fiscal 1995 from $19.5 million in fiscal 1994. The increase in Noodle Kidoodle sales resulted primarily from the addition of three new stores during fiscal 1995, while the decrease in Other Retail sales resulted from the closing of six Playworld stores including the remaining leased department operation. At the end of fiscal 1995, the Company operated four Noodle Kidoodle stores, two Playworld stores and two Toy Park stores, compared to one Noodle Kidoodle store, eight Playworld stores and two Toy Park stores at the end of fiscal 1994.


    Gross profit increased 15.8% to $7.1 million in fiscal 1995 from $6.1 million in fiscal 1994. Overall gross margin increased to 30.5% in fiscal 1995 from 29.7% in fiscal 1994. The increase in gross margin was primarily attributable to increased sales volume at Noodle Kidoodle stores, which generated higher margins than the Playworld stores. Gross margin at Noodle Kidoodle decreased to 37.2% in fiscal 1995 from 40.1% in fiscal 1994 primarily attributable to a new store which opened during the high volume holiday season of fiscal 1994 as well as the corresponding absence of shrinkage and markdowns in such period relative to fiscal 1995. Gross margin at Other Retail decreased to 28.0% in fiscal 1995 from 29.0% in fiscal 1994 principally due to a higher mix of lower margin merchandise.

    Selling and administrative expenses, excluding the provision for restructuring, increased 28.4% to $10.8 million in fiscal 1995 from $8.4 million in fiscal 1994. Selling and administrative expenses at Noodle Kidoodle increased to $3.2 million in fiscal 1995 from $0.7 million in fiscal 1994 as a result of higher store payroll, occupancy and advertising costs for the new stores as well as higher home office payroll costs as a result of the increased number of stores. Selling and administrative expenses at Other Retail decreased to $5.3 million in fiscal 1995 from $5.9 million in fiscal 1994, primarily as a result of decreased payroll costs associated with the reduced level of operations. Corporate selling and administrative expenses increased to $2.3 million in fiscal 1995 from $1.8 million in fiscal 1994 due to one-time insurance and property tax settlements which resulted in gains of $0.4 million during fiscal 1994. As a percentage of net sales, selling and administrative expenses increased to 46.3% in fiscal 1995 from 40.6% in fiscal 1994. The increase was primarily attributable to the increase in Noodle Kidoodle expenses in relation to total expenses, since Noodle Kidoodle operates with a higher cost structure as compared to Playworld and Toy Park stores. Noodle Kidoodle selling and administrative expenses as a percentage of net sales decreased to 50.5% in fiscal 1995 from 58.6% in fiscal 1994, as a result of the leveraging of advertising expenses over a larger store base as well as certain non-recurring pre-opening expenses incurred in fiscal 1994 relating to the first Noodle Kidoodle store. This decrease was partially offset by higher home office expenses relating to new stores opened in fiscal 1995.

    Provision for restructuring was $3.9 million in fiscal 1995 related to the closings of six Playworld stores. This included losses from store operations from the date of announcement until closing, employee severance costs, estimated lease liabilities, losses on liquidation of inventories and disposition of assets and other related restructuring costs.

    Operating loss increased $5.3 million to $7.6 million in fiscal 1995 from $2.3 million in fiscal 1994. Excluding restructuring charges, the operating loss would have been $3.7 million in fiscal 1995.

    Net loss from continuing operations increased $3.3 million to $4.5 million ($.86 per share) in fiscal 1995 from $1.2 million ($.22 per share) in fiscal 1994. The increase includes a pre-tax provision for restructured operations of $3.9 million ($.45 per share). Excluding this provision, net loss would have been $2.2 million ($.41 per share).

DISCONTINUED OPERATIONS

    Net sales decreased 7.3% to $113.2 million in fiscal 1995 from $122.1 million in fiscal 1994. The decrease resulted primarily from decreased revenues in all merchandise categories associated with more direct buying from manufacturers by the Company's existing customer base.

    Gross profit decreased 7.9% to $24.6 million in fiscal 1995 from $26.7 million in fiscal 1994. Gross margin decreased to 21.7% in fiscal 1995 from 21.9% in fiscal 1994 resulting primarily from a lower sales mix of higher margin merchandise sold.

    Operating income decreased 43.8% to $1.8 million in fiscal 1995 compared to $3.2 million in fiscal 1994 primarily resulting from the decrease in net sales which was not offset by a corresponding decrease in selling and administrative expenses.

    Net income from discontinued operations decreased 42.0% to $1.1 million ($.21 per share) in fiscal 1995 compared to $1.9 million ($.35 per share) in fiscal 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

CONTINUING OPERATIONS


    Net sales increased 13.5% to $20.7 million in fiscal 1994 from $18.3 million in fiscal 1993. Noodle Kidoodle sales were $1.2 million in fiscal 1994, reflecting sales at the first Noodle Kidoodle store which opened in the fourth quarter of fiscal 1994. Other Retail sales increased 7.1% to $19.5 million in fiscal 1994 from $18.3 in fiscal 1993, primarily as a result of the opening of one new Playworld and one new Toy Park store that opened during fiscal 1993 partially offset by a decrease of 2.8% in comparable store sales. At the end of fiscal 1994, the Company operated one Noodle Kidoodle store, eight Playworld stores and two Toy Park stores, compared to no Noodle Kidoodle stores, eight Playworld stores and two Toy Park stores at the end of fiscal 1993.



    Gross profit increased 12.3% to $6.1 million in fiscal 1994 from $5.5 million in fiscal 1993. Overall gross margin decreased to 29.7% in fiscal 1994 from 30.0% in fiscal 1993 due to lower margins in the Playworld stores partially offset by increased sales volume at Noodle Kidoodle which generated higher margins than the Playworld stores. Gross margin at Other Retail decreased to 29.0% in fiscal 1994 from 30.0% in fiscal 1993, primarily due to a higher mix of lower margin merchandise.



    Selling and administrative expenses increased 26.4% to $8.4 million in fiscal 1994 from $6.6 million in fiscal 1993. Selling and administrative expenses at Other Retail increased to $5.9 million in fiscal 1994 from $5.1 million in fiscal 1993, principally as a result of new store openings. Corporate selling and administrative expenses increased to $1.8 million in fiscal 1994 from $1.5 million in fiscal 1993 principally as a result of higher professional and consulting costs offset by one-time insurance and property tax settlements in fiscal 1994. As a percentage of net sales, selling and administrative expenses were 40.6% in fiscal 1994 and 36.4% in fiscal 1993. The increase resulted primarily from expenses associated with the first Noodle Kidoodle store which had higher operating costs as compared to Playworld and Toy Park stores as well as the opening of a new Playworld and a Toy Park store, which had higher operating costs as compared to older stores.


    Operating loss increased 92.3% to $2.3 million in fiscal 1994 from $1.2 in fiscal 1993.

    Net loss from continuing operations increased $0.8 million to $1.2 million ($.22 per share) in fiscal 1994 from $0.4 million ($.08 per share) in fiscal 1993.

DISCONTINUED OPERATIONS

    Net sales decreased 10.5% to $122.1 million in fiscal 1994 from $136.5 million in fiscal 1993. The decrease was attributable to weak retail sales, bankruptcies of several major customers and more direct purchases from manufacturers by customers.

    Gross profit decreased 13.9% to $26.7 million in fiscal 1994 from $31.0 million in fiscal 1993. Gross margins decreased to 21.9% in fiscal 1994 from 22.7% in fiscal 1993, primarily reflecting a lower mix of higher margin merchandise.

    Operating income decreased 12.7% to $3.2 million in fiscal 1994 from $3.6 million in fiscal 1993.

    Net income decreased 15.1% to $1.9 million ($.35 per share) in fiscal 1994 from $2.2 million ($.40 per share) in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

    During the past three fiscal years and the thirty-nine week period ended October 28, 1995, the Company satisfied the cash requirements for its continuing retail operations principally through cash flows from discontinued wholesale operations and internal cash balances. These cash requirements principally include operating losses, working capital requirements and expenditures for new store openings.

    The table below summarizes the Company's cash flow from operating, investing and financing activities derived from the Consolidated Statements of Cash Flows of the Company.

                                                   FISCAL YEARS ENDED                 THIRTY-NINE WEEKS ENDED
                                        -----------------------------------------    --------------------------
                                        JANUARY 30,    JANUARY 29,    JANUARY 28,    OCTOBER 29,    OCTOBER 28,
                                           1993           1994           1995           1994           1995
                                        -----------    -----------    -----------    -----------    -----------
                                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
Net cash provided by (used in)
  Operating activities:
    Continuing operations............     $(2,611)       $     8        $(1,466)       $(4,734)       $(6,981)
    Discontinued operations..........       5,859         (3,048)         9,066          5,800          9,370
  Investing activities...............      (3,919)           187         (2,472)        (1,244)        (7,204)
  Financing activities...............         234         (1,918)            16             34            455
                                        -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in cash and
cash equivalents.....................        (437)        (4,771)         5,144           (144)        (4,360)
Cash and cash equivalents--beginning
  of period..........................      10,972         10,535          5,764          5,764         10,908
                                        -----------    -----------    -----------    -----------    -----------
Cash and cash equivalents--end of
  period.............................     $10,535        $ 5,764        $10,908        $ 5,620        $ 6,548
                                        ===========    ===========    ===========    ===========    ===========


    During the thirty-nine weeks ended October 28, 1995, the Company generated $9.4 million of cash flow from discontinued operations, primarily attributable to reductions in inventory, and other working capital of $17.6 million offset by a net loss of $9.1 million, which included a $7.1 million provision for the discontinuation of wholesale operations. This cash was used primarily to fund $7.0 million of cash requirements for continuing retail operations, attributable to increases in working capital needs of $2.3 million due to new store openings and seasonal inventory build-up as well as a net loss of $5.9 million. Inventory increased from $4.3 million at January 28, 1995 to $12.4 million at October 28, 1995 as a result of new store openings and seasonal inventory build-up. The Company also used this cash to fund investing activities of $7.2 million primarily for the purchase of fixed assets for new stores. As a result of the foregoing, cash and cash equivalents decreased during the period by $4.4 million.



    During fiscal 1995, the Company received $9.1 million of cash flow from discontinued operations, primarily attributable to reductions in working capital of $7.2 million and net income of $1.1 million. This cash was used primarily to fund $1.5 million of cash requirements for continuing retail operations, attributable to a net loss of $4.5 million offset by decreased working capital needs of $1.7 million. Inventory decreased from $6.3 million at January 29, 1994 to $4.3 million at January 28, 1995 as a result of the closing of six Playworld stores. The Company also used cash and $1.0 million of proceeds received from the sale of marketable securities to fund $4.0 million of property additions, primarily for the purchase of fixed assets for new stores. As a result of the foregoing, cash and cash equivalents increased during the fiscal year by $5.1 million.


    During fiscal 1994, the Company did not generate or use any cash from continuing operations since a net loss of $1.2 million was offset by decreased working capital needs of $0.9 million and depreciation.

The Company used $3.0 million of cash flow from discontinued operations primarily attributable to increases in working capital of $5.8 million, offset by net income of $1.9 million. The Company applied net proceeds of $2.0 million from the sale of marketable securities to fund property additions of $2.0 million, primarily for the purchase of fixed assets for new stores. The Company also repurchased outstanding shares of Common Stock for $1.9 million (which the Company intends to retire in the near future). As a result of the foregoing, cash and cash equivalents decreased during the fiscal year by $4.8 million.


    During fiscal 1993, the Company received $5.8 million of cash flow from discontinued operations attributable to net income of $2.2 million, depreciation and other non-cash charges of $1.9 million and reductions in working capital of $1.7 million. The Company used cash primarily to fund $2.6 million of cash requirements for continuing retail operations, principally working capital needs of $2.4 million. The Company also used this cash to fund investing activities of $3.9 million, primarily for the purchase of securities totaling $3.0 million. As a result of the foregoing, cash and cash equivalents during the period decreased by $0.4 million.


    During the past three fiscal years, the Company did not require any cash borrowings under its $10.0 million revolving credit line, which expired in June 1995. The Company currently has in place a bank line of credit. Borrowings under the facility, secured by certain assets of its discontinued wholesale business, provide for maximum borrowings of $12.5 million in short-term loans and commercial letters of credit and expires on June 30, 1996. Interest is at the bank's prime rate plus .5%, or at a Eurodollar rate. Based on an asset-based formula set by the bank, availability at October 28, 1995 was $5.0 million. As a result of the discontinuation of the wholesale business, this future availability is expected to decrease. The Company has received a second line of credit, which is unsecured, provides for maximum borrowings of $10.0 million in short-term loans and letters of credit, expires April 30, 1997 and is conditioned on consummation of the offering made hereby. Interest is at the bank's prime rate, or at a Eurodollar rate.



    As the Company expands its Noodle Kidoodle retail operations, it will continue to require cash. The Company expects to fund its near-term cash requirements principally from the net proceeds from this offering, as well as from the further sale of discontinued wholesale assets. The Company expects to finance its long-term expansion plan principally with externally generated funds, which may include borrowings under future bank facilities, and through the sale of equity, equity-related or debt securities. There can be no assurance that financing will be available in amounts, or at rates or on terms and conditions acceptable to the Company. See "Risk Factors--Ability to Realize Expansion Plans" and -- Discontinued Operations; Restructuring Charges."



    The Company estimates that capital expenditures during fiscal 1996 will be approximately $8.5 million, of which $7.1 million already has been expended during the thirty-nine week period ended October 28, 1995, and will be used primarily to open new stores. The Company anticipates that capital expenditures in fiscal 1997 will be approximately $9.0 million, primarily to finance at least 15 new store openings, at an average cost of approximately $0.5 million per store. In addition to capital expenditure requirements, new stores require a working capital investment of approximately $0.4 million per store, primarily for inventory, a large portion of which is financed by vendor trade credit. Typically, pre-opening expenses are amortized over the first twelve months of operations. The Company also expects to spend up to $1.0 million to improve its MIS software capabilities in fiscal 1997.


    The Company has available net operating loss carryforwards of approximately $13.5 million for income tax purposes.

QUARTERLY FLUCTUATIONS IN RESULTS AND SEASONALITY

    The timing of new store openings and related pre-opening expenses and the amount of revenue contributed by new and existing stores have caused, and are expected to cause in the future, the Company's quarterly results of operations to fluctuate. In addition, the Company's business is affected by the pattern of seasonality common to most toy retailers. Historically, the Company's stores generate a significant portion of their net sales and the majority of their store level operating profits during the Company's fourth fiscal quarter, which includes the Christmas selling season, and have experienced operating losses or nominal profits in the Company's first, second and third fiscal quarters.

IMPACT OF INFLATION

    The impact of inflation on the Company's results of operations has not been significant. The Company attempts to pass on increased costs by increasing product prices over time.

                                    BUSINESS

OVERVIEW

    The Company is a specialty retailer of a broad assortment of educationally oriented, creative and non-violent children's products, including toys, books, games, video and audio tapes, computer software, crafts and other learning products. The Noodle Kidoodle concept offers something new to parents and children by combining the attractive pricing and larger size of traditional toy stores with the more creative product selection and superior customer service of smaller boutiques, while providing an entertaining shopping environment through interactive play areas and daily in-store events.

    The Company was founded in 1946 and, doing business under its former name Greenman Bros. Inc., historically was engaged in the retail toy business as well as the wholesale distribution of general merchandise, with an emphasis on toys, stationery and housewares. During the 1980s, the Company operated a number of retail toy stores, including a chain of 330 stores under the Circus World name located principally in shopping malls in approximately 30 states. The Company sold the Circus World stores in fiscal 1991, but continued to operate a number of retail toy stores under the Playworld name. In November 1993, the Company opened its first Noodle Kidoodle store, which emphasized educationally oriented children's products, and opened three additional Noodle Kidoodle stores in fiscal 1995. During fiscal 1996, management determined, based in large part on the success of its early Noodle Kidoodle stores, that the Company should focus exclusively on its retail business by expanding and developing the Noodle Kidoodle retail concept. Accordingly, in August 1995, the Company adopted a new business plan and ceased operating its wholesale division, which generated net sales of $113.2 million in fiscal 1995.


    The Company currently operates 18 Noodle Kidoodle stores in New York, New Jersey, Connecticut and the Chicago metropolitan area. The Company opened 14 of these stores in fiscal 1996, and plans to open at least 15 more stores in fiscal 1997 in new and existing markets. The Company continues to operate four other retail toy stores, two each under the Playworld and Toy Park names. The Company closed several Playworld stores in fiscal 1995 and may close the remaining Playworld and Toy Park stores, as certain lease issues are resolved.


BUSINESS STRATEGY

    The Company's strategy is to become the leading national retailer of educationally oriented children's products by offering a broad assortment of creative and non-violent products at competitive prices in an interactive and entertaining shopping environment with superior levels of customer service. The key components of the Company's business strategy are:

    Interactive Shopping Environment. Each Noodle Kidoodle store is designed with children in mind. The stores' award-winning design uses colorful walls, ceilings and carpets to create a playful and exciting atmosphere, where adults and children are likely to spend more time than in other retail environments. Seating and product shelves are at kid-level, and there are designated play areas at each store where children and their parents are encouraged to explore toys and games in keeping with the Company's "try before you buy" philosophy. A Computer Center containing six computer stations enables children and adults to test an assortment of approximately 60 different software programs from the store's vast selection. An Electronic Learning Center enables children to sample the store's considerable selection of electronic learning toys. A sampling of the musical selections available in the store is continually broadcast over the store's sound system, and a selection from the store's video offerings is regularly displayed on a large screen television in the store's "Kidoodle Theater." The Company believes that its customer friendly and interactive environment differentiates it from large and impersonal superstore competitors.

    Broad Assortment of Imaginative Products. The Company's Noodle Kidoodle stores offer a broad assortment of educationally oriented, creative and non-violent products. These products are designed to stimulate a child's imagination and contribute to his or her growth and development consistent with the Company's slogan that "Kids learn best when they're having fun." Each store typically carries approximately 25,000 SKUs, which are conveniently displayed in separate merchandise departments. These departments are identified by colorful and eye-catching signs which are visual as well as verbal so that children can understand them. The Company believes that within its targeted age group of infant to twelve years, its Noodle Kidoodle stores offer in a single location one of the broadest available assortments of educationally oriented, creative and non-violent children's products. The Company continually seeks innovative new products consistent with its merchandising philosophy.

    Daily In-Store Events. The Company provides without charge daily in-store events such as personal appearances by authors and children's television personalities, arts and crafts workshops and readings from selected books to provide entertainment to its customers, increase store traffic and position Noodle Kidoodle as a destination store. The Company provides advance notice of in-store events through its monthly calendar distributed at the stores and in the Company's newsletter. These events also frequently demonstrate the value of the products and encourage customers to make purchases.

    Superior Customer Service. Providing knowledgeable and friendly customer service is a key aspect of the Company's business strategy and, the Company believes, a competitive advantage over lower-service superstores and mass merchandisers. The Company seeks to select enthusiastic employees who enjoy working with children. As a result of the Company's training and development of its personnel, the Company's sales associates are able to highlight the benefits of the products being offered to customers. The Company believes that this approach enables it to attract and retain highly motivated, well qualified store managers and associates who are committed to providing the customer with superior service. The Company also offers its customers such services as free gift wrapping, shipping and special orders.

    Targeted Marketing. The Company has created the Noodle Kidoodle Club in order to establish customer loyalty and track repeat customers. The club provides its members advance notice of sale events and special promotions, a bi-monthly newsletter and events calendar, birthday cards sent to children and similar special privileges. The Company is also establishing a targeted direct mail marketing program and is in the process of expanding its customer database for this purpose.

    Competitive Pricing. Offering everyday competitive pricing is a key element in the Company's merchandising strategy. Many products are regularly discounted and prices in general are believed to be competitive with those featured by superstores carrying the same lines of merchandise. "Noodle Knockouts," special value items which are often used as end-of-aisle displays, offer the customer quality products at substantially reduced prices. The Company believes that its long involvement in the retail and wholesale toy business affords it a competitive advantage in selecting and purchasing special value merchandise and implementing its pricing strategy.

EXPANSION STRATEGY


    The Company believes that the Noodle Kidoodle concept has nationwide appeal. The Company currently operates 18 Noodle Kidoodle stores in New York, New Jersey, Connecticut and the Chicago metropolitan area, and plans to open at least 15 more stores in fiscal 1997 in new and existing markets. The Company's near-term plan is to cluster its stores in the Northeastern United States and several Midwestern markets, in order to leverage the Company's advertising programs as well as optimize the capabilities of its strategically located distribution center. The Company believes that there are opportunities for nationwide expansion over the longer term beyond fiscal 1997.

    The Company has identified a number of large metropolitan markets which it believes will support multiple Noodle Kidoodle stores. In fiscal 1996, the Company entered two new markets, opening five stores in the Chicago metropolitan area and two in Connecticut. In fiscal 1997, the Company plans to enter two additional new markets, opening stores in the Detroit and Boston metropolitan areas. The Company's site selection process involves conducting market research and demographic analysis which consider population density, location relative to major traffic arteries and such factors as age, household income and education. The Company seeks locations in high traffic urban and suburban areas with a demographic profile of above average income and education levels. The Company employs a dual real estate strategy, situating stores in both strip center and mall locations.


    The Company currently leases all of its stores and expects to continue to lease its stores in the future. Typically it takes three to four months from the time that a lease is signed until a store is operational. The cost of leasehold improvements and furniture and fixtures for a typical Noodle Kidoodle store has ranged from $400,000 to $600,000 per store, depending on the location and size of the store. Pre-opening expenses are amortized over the first twelve months of operations. A typical store requires a working capital investment of approximately $400,000, primarily for inventory, a large portion of which is financed through vendor trade credit. Based on the Company's limited experience with Noodle Kidoodle stores, management believes that its new stores should generate store level operating profits before pre-opening expenses in their first full year of operation.


MERCHANDISING

    The Company's merchandising strategy is to provide the broadest possible assortment of products which stimulate a child's imagination and contribute to his or her growth and development consistent with the Company's slogan that "Kids learn best when they're having fun." Each store typically carries approximately 25,000 SKUs conveniently displayed in separate merchandise departments. These departments are identified by colorful and eye-catching signs which are visual as well as verbal so that children can understand them. All of products carried in Noodle Kidoodle stores conform to the Company's creative, non-violent, and educational merchandising strategy. The Company generally does not carry mass market television advertised toys. However, in certain product categories, the Company does carry brand name products which fit the Noodle Kidoodle philosophy, such as Crayola, Lego, Playmobil, the full line of Walt Disney video titles and the Goosebumps line of books The stores also feature a designated "Teacher's Center" where teaching aids can be purchased. To keep its merchandising mix fresh and exciting, the Company continually seeks innovative new products.

    The Company's products generally fall into two main categories:



Creative and Educational Toys                      Multi-Media Products
-----------------------------                      ------------------------
Arts & Crafts                                      Audio
Construction                                       Books
Electronic Learning                                Software
Games & Puzzles                                    Video
Impulse
Infants & Pre-School
Let's Pretend
Music
Science & Nature
Seasonal
Stationery
Stickers & Stamps

Creative and Educational Toys accounted for approximately 75% of Noodle Kidoodle's retail sales in fiscal 1995 compared to Multi-Media Products which accounted for 25%. Creative and Educational Toys in the aggregate generate higher margins than Multi-Media Products.


    Offering everyday competitive pricing is a key element in the Company's merchandising strategy. Many products are regularly discounted, and prices in general are believed to be competitive with those featured by superstores carrying the same lines of merchandise.



    The Company has a liberal return policy consistent with its focus on customer service. The Company's policy is to refund the purchase price of returns in original packaging within 90 days of the purchase date where accompanied by a store receipt. Where return packages are opened or such packages are not accompanied by store receipt, the Company will either exchange such return for the same product or issue store credit. Customer returns have not been material to date.


STORE OPERATIONS

    The Company's prototype store has increased in size from approximately 10,000 to approximately 12,000 square feet to accommodate additional selections of merchandise. All of the Noodle Kidoodle stores are based on the Company's award-winning design and offer a warm and inviting shopping environment with brightly lit spaces, colorful walls, ceilings and carpets, wide aisles for strollers and kid-level seating and product shelving. Products are conveniently displayed in separate merchandise departments, such as "Science & Nature" and "Arts & Crafts," which are identified by colorful eye-catching signs that are visual as well as verbal so that children can understand them. Noodle Kidoodle stores contain designated play areas where children and their parents are encouraged to explore toys and games in keeping with the Company's "try before you buy" philosophy. Among the key interactive features at each store are the Computer Center, Kidoodle Theater and the Electronic Learning Center. Noodle Kidoodle stores generally are open seven days a week and the typical hours of operation are from 10:00 a.m. to 9:00 p.m.

    The following is a typical floor plan of a prototype Noodle Kidoodle store:

                                [insert diagram]


    The Company emphasizes customer convenience and satisfaction. The Company's sales associates develop product knowledge in order to assist customers with purchasing decisions. For example, the Company believes that adults who are not computer literate are less likely to feel intimidated seeking software products in Noodle Kidoodle stores than at computer retailers. The Company is initiating a program to train sales associates with respect to product knowledge, customer service and store security measures. In addition, certain vendors provide training for their products, to enable sales associates to highlight the benefits and value of these products to customers.


    A Noodle Kidoodle store is generally staffed with one manager, two assistant managers and a varying number of full-time and part-time sales associates, depending on store volume. Store managers are responsible for virtually all aspects of store operations, including store staffing and shrinkage control. However, merchandise replenishment is controlled centrally to ensure adequate inventory levels consistent with the rate of sale at each store. Store managers are eligible to receive incentive bonuses based on sales and shrinkage targets set by management. In addition, store management participates in the Company's stock option plan.

ADVERTISING AND MARKETING

    The Company utilizes newspaper and radio advertising throughout its target markets to promote the Noodle Kidoodle name and increase awareness of the Noodle Kidoodle concept and philosophy. Such advertising is also used to attract customers to grand openings, selected celebrity appearances and special sale events. During peak holiday seasons, Noodle Kidoodle runs glossy, full-color newspaper inserts to convey the quality and value of its merchandise and to highlight specific promotional items. The Company spent approximately $0.6 million and $1.3 million on advertising expenses in fiscal 1995 and the thirty-nine week period ended October 28, 1995, respectively, substantially all of which were spent on the Noodle Kidoodle retail business.

    In order to build customer loyalty and track repeat customers, the Company has established the Noodle Kidoodle Club. Sales associates promote free club membership by encouraging customers to complete a short application form. The club provides its members advance notice of sale events and special promotions, a bi-monthly newsletter and events calendar, birthday cards sent to children and similar special privileges. The Noodle Kidoodle Club currently has approximately 18,000 members and the Company believes that it is a very effective marketing tool for maintaining long-term customer relationships.

    To ensure that frequent customers receive special incentives to shop at Noodle Kidoodle, the Company is developing a targeted direct mail marketing program. The Company is in the process of expanding its customer database, which consists of names acquired from a variety of sources, including the Noodle Kidoodle Club and at the point of sale. Currently, the customer database contains approximately 82,000 names. The Company also targets teachers by offering them a 10% discount on all products and holding semi-annual "teachers' nights" during which teachers can receive additional discounts.

    In addition, the Company has devoted a major effort to develop relationships with civic and charitable organizations that promote the education, development and welfare of children. The Company contacts schools, museums and ecological societies in connection with store openings, and attempts are made to work jointly with these groups. To date, the Company has worked with, among others, the Save the Children Foundation, the Liberty Science Center in New Jersey and the Chicago Children's Museum.

PURCHASING AND DISTRIBUTION

    The Company has implemented a centralized purchasing and distribution system designed to minimize the delivery cost of merchandise and to maximize the in-stock position of its stores. As the number of stores increases, the Company anticipates that it will be able to take greater advantage of volume discounts. In the future, the Company expects to pursue other measures designed to reduce or control the cost of goods sold, such as direct importing and private label products.


    Noodle Kidoodle purchases merchandise from over 500 suppliers. There are currently two suppliers, ABCO Distributors and Star Video Entertainment LP, who each represent slightly more than 5% of total purchases. Most of the Company's products come from manufacturers oriented to supplying specialty stores. The Company employs five buyers, each of whom is responsible for purchasing selected categories of the Company's merchandise. These buyers generally have extensive purchasing experience with major toy and other specialty retailers.


    The Company currently owns and operates one central distribution center, located in Phillipsburg, New Jersey. This warehouse contains approximately 269,000 square feet, and is equipped with a conveyor and racking system that allows for an efficient "pick and ticket" operation capable of supporting at least 100 stores. Approximately two thirds of the Company's products are distributed through this warehouse and the balance is shipped to the stores directly by the manufacturers or distributors. Direct shipments include books, computer software, audio, stickers and stamps, and certain other merchandise. The Company's management has been in the distribution business for many years and believes that such experience represents a significant competitive advantage.

MANAGEMENT INFORMATION SYSTEMS

    The Company utilizes an IBM RS 6000 system which handles all major informational requirements of the Company's business, including sales, warehousing and distribution, purchasing, inventory control, merchandise planning and replenishment as well as various financial systems. At the store level, the Company uses a point-of-sale ("POS") computer system with the capability to provide sales data and perpetual inventory data on an SKU basis to the home office and store locations. Information obtained from daily polling of this system results in merchandise replenishment in response to specific SKU requirements of each store. Additional capabilities include scanning and price look-up.

    The Company plans to make improvements in this system during fiscal 1997 with up to $1.0 million of the net proceeds from this offering. These improvements will primarily consist of new software and should enhance merchandise planning, analysis and replenishment capabilities. In addition, the improved system is expected to provide customer profiling capabilities to assist in the Company's targeted marketing efforts and contribute to more efficient store operations.

COMPETITION

    The retail toy business is highly competitive. The Company competes on the basis of its stores' interactive environment, broad merchandise selection, superior customer service and competitive pricing. The Company competes with a variety of mass merchandisers, superstores and specialty retailers selling portions of its product lines, including books, software, video and audio products, and arts and crafts. It also competes with toy superstores and other toy retailers, including Toys R Us and Kay Bee Toy Stores and other store formats selling children's products, such as discount stores and smaller specialty toy stores. Retailing of children's educational products is a relatively new concept. Included among the Company's direct competitors are Zany Brainy, Learningsmith and Imaginarium.

    Some of the Company's competitors are much larger in terms of sales volume and have more capital and greater management resources than the Company. If any of the Company's larger competitors were to increase their focus on the educational market or if any regional competitors were to expand their activities in the markets primarily served by the Company, the Company could be adversely affected. If any of the Company's major competitors seek to gain or retain market share by reducing prices, the Company may be required to reduce its prices on key items in order to remain competitive, which would have the effect of reducing its profitability.

EMPLOYEES

    As of October 28, 1995, the Company employed approximately 680 people, approximately 350 of whom were employed full-time. The Company also employs additional part-time personnel during the pre-Christmas season. Approximately 15 of the Company's employees in the Playworld and Toy Park stores are covered by contracts with a union. The Company believes that its relations with its employees are generally good.

TRADEMARKS

    The Company has registered several service marks and trademarks with Federal and state authorities, including Noodle Kidoodle,(R) Oodles & Oodles of Fun Things to Learn(R) and Kidoodle Animation,(R) and has applied for a service mark for the Company's slogan "Kids learn best when they're having fun." The Company believes it has all licenses necessary to conduct its business.

PROPERTIES

    The Company currently supports its retail operations with an owned 269,000 square foot distribution center in Phillipsburg, New Jersey. The Company had previously supported its total retail and wholesale operations with three other distribution centers located in Farmingdale, New York, West Haven, Connecticut and Birmingham, Alabama. In conjunction with discontinuing its wholesale operations, the Company has ceased operating the Farmingdale distribution center. The Company discontinued the use of the Birmingham center in 1989 and has been sub-leasing the space to third parties since such discontinuance. The Company intends to dispose of its owned Farmingdale and Birmingham properties in fiscal 1997. The Company ceased operating its West Haven center in October 1995 and the lease expires in March 1996. The Company does not believe that disposing of or discontinuing operations in any of these facilities will have a material adverse effect on its operations or financial condition.

    The Company continues to operate four other retail toy stores, two each under the Playworld and Toy Park names. The Playworld stores are both located in Nassau County, New York, and the Toy Park stores are located in Huntington, New York and in Manhattan, New York. The Playworld stores are each approximately 10,000 square feet and the Toy Park stores are 7,000 and 4,000 square feet for the Huntington and Manhattan stores, respectively. The Company has closed several Playworld stores in fiscal 1995 and may close the remaining Playworld and the Toy Park stores, as certain lease issues are resolved.

    The Company's executive offices are located at its Farmingdale, New York owned facility. This building, which has historically been used as a distribution center for the Company's wholesale operations, is expected to be sold or leased during fiscal 1997, at which time the Company may move to new headquarters. If the Company chooses to change the location of its headquarters, it does not expect to experience any difficulty in finding a suitable new location.

    The Company leases all of its Noodle Kidoodle stores. Original lease terms generally are for ten years, and many leases contain renewal options. The Company's stores are generally located in either strip centers or mall locations.

    The following chart sets forth the location, size and grand opening date of each of the 18 Noodle Kidoodle stores:


MARKET AREA AND                                               APPROXIMATE
STORE LOCATION                                           GROSS SQUARE FOOTAGE      DATE OF GRAND OPENING
---------------                                          ---------------------     ---------------------
NEW YORK
Greenvale.............................................           10,450                 11/13/93
Oceanside.............................................            8,000                  7/16/94
East Northport........................................           10,800                  6/24/95
Massapequa............................................           11,250                  6/24/95
Plainview.............................................            9,050                  6/24/95
Albany................................................           10,000                 10/14/95
Staten Island.........................................           10,550                 11/13/95

NEW JERSEY
Wayne.................................................           11,250                  8/27/94
Paramus...............................................           10,000                 11/19/94
Livingston............................................           11,300                  2/25/95
Freehold..............................................            9,400                 11/04/95

CONNECTICUT
Manchester............................................           12,000                  9/30/95
Norwalk...............................................           11,500                 11/18/95

CHICAGO METROPOLITAN
Clybourne.............................................            9,500                  8/26/95
Wilmette..............................................           10,000                  8/26/95
Woodridge.............................................           12,500                  8/26/95
Arlington Heights.....................................           12,850                 10/07/95
Vernon Hills..........................................           11,250                 10/07/95
                                                               --------
    Total Gross Square Footage........................          191,650
                                                               --------
                                                               --------


LEGAL PROCEEDINGS


    The Company is a defendant in a purported class action filed in August 1995, in the United States District Court for the Eastern District of New York against Playmobil, USA, Inc., a toy manufacturer ("Playmobil"), and against the Company and another retailer as defendant class representatives of those toy retailers nationwide selling products manufactured by Playmobil. The Complaint alleges that Playmobil, through its suggested retail pricing policy, conspired with its retailers unlawfully to restrict competition in the sales of Playmobil products. The Company believes, based on discussions with counsel, the allegations against it to be meritless and intends to vigorously defend the action.


    Except as set forth above, the Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of its business which, in the opinion of the Company's management, are not individually or in the aggregate material to its business. The Company maintains general liability insurance coverage in amounts deemed adequate by management.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

    The executive officers, directors and other key employees of the Company are as follows:


    NAME                                     AGE                    POSITION
    ----                                     ---                    --------
Stanley Greenman(3).......................   46    Chairman of the Board, Chief Executive
                                                     Officer and Treasurer
Stewart Katz(2)...........................   54    President, Chief Operating Officer,
                                                   Assistant Secretary and Director
William A. Johnson, Jr....................   42    Corporate Vice President, Chief Financial
                                                     Officer and Secretary
Robin L. Farkas(2)........................   62    Director
Lester Greenman(1)........................   40    Director
Joseph A. Madenberg(3)....................   58    Director
Barry W. Ridings(1).......................   43    Director
Robert Stokvis(3).........................   48    Director
Irwin Tantleff(1).........................   60    Director
Jerry I. Cohen............................   47    Vice President--Merchandise Planning
Henry S.Y. Lee............................   46    Vice President--Marketing
Matthew J. Peoples........................   37    Vice President--Information Systems
Pauline Pettit............................   43    Vice President--Store Development and
                                                     Design
Joel M. Seibert...........................   47    Vice President--Real Estate
Dennis J. Syracuse........................   47    Vice President--Stores


------------
(1) Class 1 director; term expires in 1998.

(2) Class 2 director; term expires in 1996.

(3) Class 3 director; term expires in 1997.

    Stanley Greenman has been the Chairman of the Board, Chief Executive Officer and Treasurer of the Company since 1990 and has served as a director of the Company since 1976. Mr. Greenman has been an employee of the Company since 1969. Mr. Greenman is a brother of Lester Greenman and a brother-in-law of Stewart Katz.

    Stewart Katz has been the President, Chief Operating Officer and Assistant Secretary of the Company since 1977 and has served as a director of the Company since 1973. Mr. Katz has been an employee of the Company since 1970. Mr. Katz is a brother-in-law of both Lester Greenman and Stanley Greenman.

    William A. Johnson, Jr. has served as Corporate Vice President and Chief Financial Officer since May 1989. Mr. Johnson worked for the Company as Vice President/Corporate Controller from May 1988 to May 1989 and as Director of Internal Audit from July 1987 to May 1988. Mr. Johnson worked as an Audit Manager for Touche Ross & Co. prior to joining the Company in July 1987.

    Robin L. Farkas has served as a director of the Company since 1993. He is currently a private investor. From 1984 to 1992, Mr. Farkas was Chairman of the Board and Chief Executive Officer of Alexanders, Inc. (mass merchandise retail chain). Alexanders, Inc. filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on May 15, 1992 and emerged from bankruptcy and reorganized on October 4, 1993. Mr. Farkas is also a member of the boards of directors of Insignia Financial Group, Inc. and Refac Technology Corp.

    Lester Greenman has served as a director of the Company since 1994. Mr. Greenman has been a Vice President of Legal and Business Affairs for Sony Electronic Publishing Company ("SEPC") since 1994. From 1991 to 1994, he was Director of Legal and Business Affairs for SEPC. He was an Assistant United States Attorney in the Southern District of New York from 1990 to 1991, and an associate at the law firm of Gibson, Dunn & Crutcher from 1987 to 1990. Mr. Greenman is a brother of Stanley Greenman and a brother-in-law of Stewart Katz.

    Joseph A. Madenberg has served as a director of the Company since 1993. He has been the President of Joseph A. Madenberg, Inc. (retail management consulting firm) since 1968 and prior thereto, he was a Professor of Business Administration at Suffolk County Community College until his retirement in December 1992.

    Barry W. Ridings has served as a director of the Company since 1994. He has been a Managing Director of Alex. Brown & Sons Incorporated (an investment banking and securities brokerage firm) since 1990 and he was a Managing Director at Drexel Burnham Lambert from 1986 to 1990. Mr. Ridings is also a member of the boards of directors of New Valley Corporation, Norex America, Inc., SubMicron Systems Corporation, Telemundo Group, Inc., Transcor Waste Services, Inc. and Trinity Six Inc.

    Robert Stokvis has served as a director of the Company since 1991. He has been the President of Stokvis Enterprises, Inc., (distributor of materials handling equipment) for more than the past five years.

    Irwin Tantleff has served as a director of the Company since July 1995. He has been a Managing Partner of Four T Associates (real estate and financial management) since 1986 and has been adjunct Professor of Management at New York University, Stern School of Business, since 1992. From 1986 to 1989 he was Corporate Senior Vice President and director of First National Supermarkets, Inc., d/b/a Finast/Edwards. From 1965 to 1986, he was the founder and Chief Executive Officer of IJT Limited, d/b/a Foodtown Supermarkets.

    Jerry I. Cohen has been the Vice President--Merchandise Planning of the Company since November 1995. He joined the Company in 1978 and in 1980 was promoted to the position of Controller. In 1988 he was appointed Vice President of Finance--Wholesale. Prior to joining the Company, he served as Assistant Controller for Wallach's, Inc., Accounting Manager for Robert Hall Clothes and Accounting Supervisor of Interstate Department Stores.

    Henry S.Y. Lee has been the Vice President--Marketing of the Company since November 1995. He joined the Company in 1994, after having provided consulting services to the Company relating to the implementation of the Noodle Kidoodle concept through a private company, Corporate Marketing Network. Prior to entering the consulting field, Mr. Lee was employed by the Children's Place Retail Stores, Inc. from May 1991 to December 1991 and Brookstone, Inc. from January 1988 to May 1991, and Laura Ashley from 1985 to 1987, holding the Vice President of Marketing position at each company.

    Matthew J. Peoples has been the Vice President--Information Systems of the Company since 1990. Mr. Peoples joined the Company as Manager of Systems Development in 1985, and held the position of Director of MIS from 1988 to 1990. Prior to joining the Company, he held the position of Software Manager for The Ultimate Corp. and was a Technical Specialist for ADP, Inc.

    Pauline Pettit has been the Vice President--Store Development and Design of the Company since November 1995. Ms. Pettit joined the Company in May 1993 as Director of Retail Operations. For 17 years prior to joining the Company in May 1993, Ms. Pettit was employed by Record World, Inc. where she held the position of Director of Retail Operations and Loss Prevention.

    Joel M. Seibert has been Vice President--Real Estate of the Company since November 1995. He joined the Company in July 1994. From 1990 to 1994, Mr. Seibert was Senior Vice President and General Counsel for Job Lot Incorporated, and its affiliated companies. From 1987 to 1990, Mr. Seibert was Director of Real Estate for Dress Barn, Inc. and, from 1985 to 1987, served as Associate General Counsel and Director of Real Estate for Caldor, Inc.


    Dennis J. Syracuse joined the Company as Vice President--Stores in December 1995. From June to December 1995 he was Vice President--Stores for Overland Trading Company, and prior to that he was Vice President/Director of Stores for Audrey Jones, Inc. from 1994 to 1995. Mr. Syracuse was Director of Stores for the Ormond Shops for 19 years prior thereto.


BOARD OF DIRECTORS COMMITTEES

    Executive Committee. The Executive Committee is currently comprised of Stanley Greenman, Stewart Katz and Joseph Madenberg. The Executive Committee is authorized to meet between Board meetings when necessary and has the authority to act, within limits set by the Board of Directors, on behalf of the entire Board of Directors in connection with substantially all operating matters.

    Audit Committee. The Audit Committee is currently comprised of Barry Ridings, Stewart Katz and Irwin Tantleff. The primary function of the Audit Committee is to recommend independent accountants, review the overall scope of any audits made by the independent accountants and communicate to the Board the Committee's findings as to the adequacy of the Company's internal or external financial controls.

    Compensation and Stock Option Committee. The Compensation and Stock Option Committee is currently comprised of Robin Farkas, Joseph Madenberg and Robert Stokvis. The primary function of the Compensation and Stock Option Committee is to review and approve the compensation of certain officers of the Company, to review and approve the granting of stock options to officers and other key members of management, and to administer the Company's stock option plans.

    Strategic Planning Committee. The Strategic Planning Committee is currently comprised of Robin Farkas, Joseph Madenberg, Robert Stokvis, Irwin Tantleff, Stanley Greenman and Stewart Katz. This Committee has the responsibility for developing short- and long-term strategies for the Company's business and reviewing, from time to time, the Company's progress in implementing such strategies.

DIRECTOR COMPENSATION

    Directors who are not employees of the Company receive a fee of $2,000 for each Board meeting they attend. Additionally, directors who are not employees of the Company receive a fee of $1,000 for attendance at committee meetings held on a date other than the date of a scheduled Board of Directors meeting.

    Under the Company's Outside Directors' 1994 Stock Option Plan, directors who are not employees of the Company are issued options to purchase 5,000 shares of Common Stock upon initial election to the Board of Directors. On April 26, 1995, non-employee directors were automatically issued an option to purchase an additional 1,000 shares of Common Stock, and pursuant to a plan amendment approved by stockholders in December 1995, on April 26 of each year thereafter, such directors will automatically be issued an option to purchase an additional 4,000 shares of Common Stock. The options granted under such plan have a term of five years and become exercisable as to 50% of the shares on the first anniversary of the date of the grant and as to the remaining 50% of the shares on the second anniversary of the date of grant.

    Bernard Greenman, a founder and former Chairman of the Board, passed away in April 1994. Pursuant to a consulting agreement, dated January 31, 1990, by and between the Company and Mr. Greenman, the Company is obligated to pay Mr. Greenman's estate the $75,000 annual consulting fee payable under the agreement, through January 31, 1996. In addition, pursuant to the agreement, the Company is required to provide coverage or reimbursement for all medical and dental expenses incurred by Phyllis Greenman, Mr. Greenman's widow, during her lifetime.

    Mr. Joseph Madenberg, a director of the Company since 1993, provides consulting services to the Company under a consulting agreement with the Company dated January 18, 1994. Pursuant to the agreement, the Company is required to pay Mr. Madenberg annual consulting fees totalling $7,300.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation for services, in all capacities for fiscal 1995, fiscal 1994 and fiscal 1993, of those persons who were, at the end of fiscal 1995, the Chief Executive Officer and the most highly compensated executive officers of the Company (collectively, the "Three Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                            ------------
                                                             ANNUAL          NUMBER OF
                                                          COMPENSATION       SECURITIES
                  NAME AND                    FISCAL   ------------------    UNDERLYING       ALL OTHER
             PRINCIPAL POSITION                YEAR     SALARY      BONUS     OPTIONS      COMPENSATION(1)
             ------------------               ------   --------     -----   ------------   ---------------

Stanley Greenman............................    1995   $263,500      None      30,000             $552
  Chairman of the Board,                        1994   $275,000      None        None             $613
  Chief Executive Officer                       1993   $275,000      None      56,250             $360
  and Treasurer

Stewart Katz................................    1995   $241,000      None      30,000             $738
  President, Chief Operating                    1994   $250,000      None        None             $996
  Officer and Assistant                         1993   $250,000      None      56,250             $736
  Secretary

William A. Johnson, Jr. ....................    1995   $160,000(2)   None        None             $639
  Corporate Vice President, Chief Financial     1994   $157,000      None       7,500             $685
  Officer and Secretary                         1993   $157,000      None         500             $643

------------
(1) Represents for each of the Three Named Officers the amount contributed as matching contributions by the Company under the Company's 401(k) Plan.

(2) Includes a retroactive annual increase of $5,000 from fiscal 1994 paid to Mr. Johnson in fiscal 1995.

    The following table sets forth information concerning stock option grants made during fiscal 1995 to the Three Named Officers. These grants are also reflected in the Summary Compensation Table. In accordance with Commission rules, a repricing of outstanding options is treated as a new grant. Also in accordance with the Commission rules, the hypothetical gains or "option spreads" for each option grant are shown based on compound annual rates of stock price appreciation of 5% and 10% from the grant date to the expiration date. The assumed rates of growth are prescribed by the Securities and Exchange Commission (the "Commission") and are for illustrative purposes only; they are not intended to predict future stock prices, which will depend upon market conditions and the Company's future performance. The Company has not granted any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                        INDIVIDUAL GRANTS                          POTENTIAL
                                     -------------------------------------------------------    REALIZABLE VALUE
                                                     % OF TOTAL                                AT ASSUMED ANNUAL
                                     NUMBER OF        OPTIONS                                    RATES OF STOCK
                                     SECURITIES      GRANTED TO                                PRICE APPRECIATION
                                     UNDERLYING     EMPLOYEES IN     EXERCISE                   FOR OPTION TERM
                                      OPTIONS       FISCAL YEAR       PRICE       EXPIRATION   ------------------
    NAME                             GRANTED(#)       1995(1)      ($/SHARE)(2)    DATE(3)       5%        10%
    ----                             ----------     ------------   ------------   ----------   -------   --------
Stanley Greenman...................    30,000           31.8%         $ 5.50        12/20/99   $45,600   $100,800
Stewart Katz.......................    30,000           31.8%         $ 5.50        12/20/99   $45,600   $100,800
William A. Johnson, Jr. ...........      None          --             --              --         --         --

------------
(1) During fiscal 1995, (a) the expiration date of options to purchase a total of 12,500 shares held by 2 employees was extended, (b) the exercise price of such options was increased and (c) options to purchase 81,750 shares were granted to 17 employees.

(2) The exercise price of the options granted was equal to the fair market value of the underlying stock on the date of grant.

(3) Options become exercisable in equal installments on the first four anniversaries of the date of grant. Vesting may be accelerated upon the occurrence of certain events. See "Management -- Employment Agreements."

    The following table sets forth information concerning the number of unexercised options and the fiscal 1995 year-end value of unexercised options on an aggregated basis held by each of the Three Named Officers. The Company has not granted any stock appreciation rights and no options were exercised in fiscal 1995.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                         OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                                     FISCAL YEAR-END(#)            FISCAL YEAR-END($)(1)
                                                ----------------------------    ----------------------------
    NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
    ----                                        -----------    -------------    -----------    -------------
Stanley Greenman.............................     112,500          30,000         $14,062           $ 0
Stewart Katz.................................     112,500          30,000         $14,062           $ 0
William A. Johnson, Jr. .....................      21,250           3,750         $ 8,781           $ 0

------------
(1) Options are "in-the-money" if, on January 28, 1995, the market price of the Common Stock ($4.5625) exceeded the exercise price of such options. The value of such options is calculated by determining the difference between the aggregate market price of the Common Stock underlying the options on January 28, 1995 as reported on the American Stock Exchange and the aggregate exercise price of such options.

EMPLOYMENT AGREEMENTS

    As of February 1, 1995, the Company entered into employment agreements with Stanley Greenman and Stewart Katz (collectively, the "Employment Agreements") to replace the employment agreements with each of them, which expired on January 31, 1995 (the "Old Employment Agreements"). During fiscal years 1993, 1994 and 1995, the employment of Mr. Greenman and Mr. Katz was governed by their Old Employment Agreements, which provided for base salaries for Mr. Greenman and Mr. Katz of $250,000 and $225,000, respectively, in each case subject to increases determined by the Compensation and Stock Option Committee and approved by the Board of Directors. For fiscal 1995, Mr. Greenman and Mr. Katz requested that their base salaries, as adjusted in prior years, be reduced by 5% in view of the transition to the new business plan.

    Each of the Employment Agreements provides for employment until January 31, 1998, at annual base salaries of $275,000 (in the case of Mr. Greenman) and $250,000 (in the case of Mr. Katz), in each case subject to increases determined by the Compensation and Stock Option Committee and approved by the Board of Directors. In addition, each of the Employment Agreements, and a separate agreement for the benefit of William A. Johnson, Jr., provides that in the event of a Change in Control of the Company (as defined in such agreements) which results in an actual or constructive termination of employment (as defined in such agreements), each of the Three Named Officers is entitled to receive severance pay equal to the difference between 299% of his average annual compensation for the prior five calendar years and the present value of all other payments received by him which would be considered as contingent on a change in control. Exercisability of certain stock options held by the Three Named Officers would also be accelerated by actual or constructive termination or hostile takeover events and the value of such accelerated options would be included in the aforementioned calculation.

    In addition, the Employment Agreements provide for the payment of a performance bonus to each of Mr. Greenman and Mr. Katz (each an "Executive"), for each of the three fiscal years ended February 3, 1996 ("Year 1"), February 1, 1997 ("Year 2"), and January 31, 1998 ("Year 3"), based upon the net pre-tax profits or losses of the Company during each such year. The level of the performance bonus for each year can range from zero to 30% of such Executive's base salary for the applicable year. If the maximum performance bonus is not payable for all of Years 1, 2 and 3, each Executive will be paid an additional bonus if a certain aggregate profit level is reached during Years 1, 2 and 3; provided, however, that the aggregate performance bonus paid to each Executive cannot exceed 30% of the total of such Executive's salary during Years 1, 2 and
3. In addition, the maximum amount of the aggregate performance bonus paid to the Executives shall not exceed 10% of the Company's pre-tax profits (as defined in the Employment Agreements) for Year 3.

    The Employment Agreements also provide that each Executive will be granted stock options pursuant to the Company's 1994 Stock Incentive Plan based upon the level of pre-tax profits, net of losses achieved by the Company in Year 1 and Year 2. The option grant for each year can range from no options to a maximum of 30,000 options. In addition, if the maximum option grant is not awarded for both Year 1 and Year 2, each Executive will be awarded additional options if a certain aggregate profit level is reached during Year 1 and Year 2; provided, however, that in no event will any Executive be granted more than an aggregate of 60,000 options for Year 1 and Year 2.


    The Employment Agreements provide that during the term of employment and, in the event of the expiration or termination of the Executive's employment, for one year following such expiration or termination (unless terminated by the Company without cause, or in the event of a Change in Control) the Executive shall not, without the Company's written consent, enter into the employ of, engage in, or become interested in any business competitive with the Company. A competing business is defined as the operation of stores in specified areas for the retail sale of educationally oriented products for children.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Robert Stokvis, Robin Farkas and Joseph Madenberg currently serve as members of the Compensation and Stock Option Committee of the Board of Directors. Mr. Madenberg replaced Benjamin Zdatny as a member of the Committee during fiscal 1995. None of Messrs. Stokvis, Farkas or Madenberg is or was formerly an officer or employee of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of shares of Common Stock as of December 6, 1995 for (i) each person or group that is known by the Company to be a beneficial owner of more than 5% of the outstanding shares Common Stock, (ii) each of the Three Named Officers and directors, (iii) the Company's executive officers and directors as a group and (iv) each Selling Stockholder.

                                               BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                                 PRIOR TO OFFERING        NUMBER OF         AFTER OFFERING
                                             -------------------------     SHARES      -------------------------
   NAME AND ADDRESS OF                       NUMBER OF     PERCENTAGE       BEING      NUMBER OF     PERCENTAGE
   BENEFICIAL OWNER**                         SHARES      OF OWNERSHIP     OFFERED      SHARES      OF OWNERSHIP
   ------------------                        ---------    ------------    ---------    ---------    ------------
Ryback Management Corporation.............    426,900(1)       8.0%          --         426,900          5.8%
 and/or Lindner Fund, Inc.
 7711 Carondelet Avenue
 Box 16900
 St. Louis, MO 63105
Dimensional Fund Advisors Inc.............    387,000(2)       7.2%          --         387,000          5.3%
 1299 Ocean Avenue
 Suite 650
 Santa Monica, California 90401
Phyllis Greenman,.........................    276,034          5.1%         50,000      226,034          3.1%
 Successor Trustee of the Bernard Greenman
 Marital Deduction Trust Under
 Agreement Dated March 22, 1991
 16915 River Birch Circle
 Delray Beach, Florida 33445
Stanley Greenman..........................    360,022(3)       6.6%          --         360,022          4.8%
 105 Price Parkway
 Farmingdale, New York 11735
Stewart Katz..............................    351,607(4)       6.4%          --         351,607          4.7%
 105 Price Parkway
 Farmingdale, New York 11735
Lester Greenman(5)........................    182,500          3.4%         50,000      132,500          1.8%
William A. Johnson, Jr.(5)................      9,500        *               --           9,500        *
Robert Stokvis(5).........................     21,750        *               --          21,750        *
Barry W. Ridings(5).......................      3,500        *               --           3,500        *
Joseph A. Madenberg(5)....................      3,000        *               --           3,000        *
Robin L. Farkas(5)........................      3,000        *               --           3,000        *
Irwin Tantleff............................      1,500        *               --           1,500        *
All executive officers and directors as a
 group (9 persons)........................    936,379         16.6%         50,000      886,379         11.6%

------------

   *  Less than 1% of the outstanding Common Stock.
  **  Address provided for beneficial owners of more than 5% of the Common Stock.
 (1)  Based upon information contained in a Schedule 13G filed with the Securities and
      Exchange Commission on January 25, 1995. Such Schedule states that as of December 31,
      1994, Ryback Management Corporation ("Ryback"), a registered investment advisor, had sole voting and investment power as to 426,900 shares of the Company's Common Stock,
      325,300 shares (6.2%) of which are held by Lindner Fund, Inc., a registered investment company, for which Ryback serves as investment advisor.
 (2)  Based upon information contained in a Schedule 13G filed with the Securities and
      Exchange Commission on January 30, 1995. Such Schedule states that the beneficial owner has sole voting power as to 245,300 shares and sole investment power as to 387,000 shares. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 387,000 shares of the Company's
      Common Stock, all of which shares are held in portfolios of DFA Investment Dimensions
      Group Inc., a registered open-end investment company, or in series of the DFA
      Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA
      Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.
 (3)  Includes 18,750 shares owned of record by Stanley Greenman as custodian for a child, with respect to which shares Mr. Greenman disclaims beneficial ownership, and 120,000 shares issuable upon the exercise of options exercisable within 60 days.
 (4)  Includes 181,200 shares owned of record and beneficially by Stewart Katz's wife, 37,907 shares owned of record by Mr. Katz's children, with respect to which shares Mr. Katz disclaims beneficial ownership, and 120,000 shares issuable upon the exercise of options exercisable within 60 days.
 (5)  Includes shares issuable upon exercise of options exercisable within 60 days as follows: Lester Greenman (2,500), William A. Johnson, Jr. (8,500), Robert Stokvis
      (4,250), Barry W. Ridings (2,500), Joseph A. Madenberg (3,000) and Robin L. Farkas
      (3,000).

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


    The Company is authorized to issue an aggregate of 15,000,000 shares of Common Stock, par value $0.001 per share, 5,369,390 of which are issued and outstanding, net of 924,261 shares of treasury stock (which the Company intends to retire in the near future), and held by approximately 600 stockholders of record.


    The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. The holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor and
(ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of the Company. All currently outstanding shares of the Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus, will be, fully paid and nonassessable.

PREFERRED STOCK


    The Company is authorized to issue an aggregate of 1,000,000 shares of Preferred Stock, par value $0.001 per share, 440,000 shares of which are designated Series A Junior Participating Preferred and reserved for issuance in connection with the Company's stockholders' rights agreement (the "Rights Agreement"). No shares of Preferred Stock are issued and outstanding.


    The Board of Directors is authorized to determine, among other things, with respect to each series that may be issued, (i) the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (iii) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Preferred Stock; (v) whether, and upon what terms, such series would be redeemable; (vi) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; and (vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company. With regard to dividends, redemption and liquidation preference, any particular series of Preferred Stock may rank junior to, on a parity with or senior to any other series of Preferred Stock and the Common Stock.

    It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of a series of the Preferred Stock. However, such effects might include: (i) restriction on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights; (iii) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock; or (iv) the Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. The Company has no present plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and Bylaws contain several provisions intended to limit the possibility of a takeover of the Company. In addition to providing for a classified Board of Directors and the issuance of Preferred Stock having terms established by the Board of Directors without shareholder approval, the Certificate of Incorporation requires that, unless the actions set forth below are approved by the Board of Directors and a majority of such approving directors were members of the Board prior to the time the Major Stockholder (as defined below) involved in such action became a Major Stockholder, the affirmative vote of not less than 80% of the shares of stock entitled to vote thereon is required to authorize (i) any merger, reorganization or consolidation of the Company or of any subsidiary with or into any other corporation, person or other entity (collectively, "person"), (ii) any sale, lease, hypothecation, exchange or other disposition (in one transaction or in a series of related transactions) of all or any substantial part of the assets of the Company or of any subsidiary to or with any other person, or (iii) any issuance or transfer by the Company or by any subsidiary of any of its securities to any other person in exchange for assets or securities (or a combination thereof) having an aggregate fair market value of 15% or more of the consolidated assets of the Company immediately preceding the record date for determination of stockholders entitled to notice thereof and to vote thereon, if in any such case the person which is a party to such action beneficially owns (as defined therein) 15% or more of the outstanding capital stock of the Company (a "Major Stockholder").

    Pursuant to the Rights Agreement maintained by the Company, each outstanding share of the Company's Common Stock carries a stock purchase right. Under certain circumstances, as defined in the Rights Agreement, each right may be exercised to purchase 1/100 of a share of Series A Junior Participating Preferred Stock for $25.00, subject to certain anti-dilution adjustments. The rights are redeemable by the Company or, under certain circumstances, by a third party to whom the Company assigns its rights, at $0.01 each until such a person or group acquires 15% of the Company's Common Stock or until the rights expire on May 15, 1998. The exercise of any rights under the Rights Agreement may discourage unsolicited takeover bids by third parties.


    Section 203 of the Delaware General Corporation Law ("Delaware GCL") prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after this offering, and any "interested stockholder" for a period of three years after the date on which such stockholder became an interested stockholder, unless (i) the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becoming an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or
(iii) on or subsequent to the consummation date, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The applicability of this provision to the Company may discourage unsolicited takeover bids by third parties. A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its charter or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until twelve months after the date it is adopted. To date, the Company has not elected to opt out of Section 203 of the Delaware GCL pursuant to its terms.


TRANSFER AGENT AND REGISTRAR

    Chemical Mellon Shareholder Services, Washington Bridge Station, P.O. Box 469, New York, New York 10033, is the transfer agent and registrar for the securities of the Company.

                                  UNDERWRITING

    The Underwriters named below, for whom PaineWebber Incorporated and Rodman & Renshaw, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their names.

                                                                  NUMBER
    UNDERWRITER                                                  OF SHARES
    -----------                                                 -----------
PaineWebber Incorporated.................................
Rodman & Renshaw, Inc....................................

                                                                -----------

        Total............................................         2,100,000
                                                                -----------
                                                                -----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock offered hereby are subject to certain conditions. The Underwriters are committed to purchase, and the Company and the Selling Stockholders are obligated to sell, all of the shares of Common Stock offered by this Prospectus (other than those covered by the over-allotment option described below), if any are purchased.

    The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession not in excess of
$      per share. The Underwriters may allow, and such dealers may reallow,
concessions of not more than $      per share on sales to certain other dealers.
After the public offering, the offering price and concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable within the 30-day period after the date of this Prospectus, to purchase up to an additional 315,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each Underwriter bears to the 2,100,000 shares of Common Stock offered hereby.

    The Company, its executive officers and directors, and the Selling Stockholders have agreed not to (a) sell, offer to sell or otherwise dispose of shares of Common Stock or securities convertible into

Common Stock or (b) sell, offer to sell, contract to sell, or grant rights, options, warrants or other rights to shares with respect to Common Stock or securities convertible into Common Stock, prior to the expiration of 150 days from the date of this Prospectus, without the prior written consent of PaineWebber Incorporated, other than pursuant to existing employee stock option plans or in connection with other employee incentive compensation arrangements of the Company and issuances of Common Stock upon exercise of options outstanding as of the date of this Prospectus.

    In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                    EXPERTS

    The financial statements and scheduled included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Janover Rubinroit, LLC, independent certified public accountants, as set forth in their report thereon and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, 919 Third Avenue, New York, New York 10022. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington D.C., a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company distributes to its stockholders, annual reports containing audited financial statements and an opinion thereon by the Company's independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each fiscal year.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                         PAGE
                                                                                         ----

Independent Auditors' Report..........................................................   F-2

Consolidated Balance Sheets as of January 29, 1994, January 28, 1995 and
  October 28, 1995....................................................................   F-3

Consolidated Statements of Operations for each of the three fiscal years ended January
  28, 1995 and for each of the thirty-nine week periods ended October 29, 1994
  (unaudited) and October 28, 1995....................................................   F-4

Consolidated Statements of Stockholders' Equity for each of the three fiscal years
  ended January 28, 1995 and for the thirty-nine week period ended October 28, 1995...   F-5

Consolidated Statements of Cash Flows for each of the three fiscal years ended January
  28, 1995 and for each of the thirty-nine week periods ended October 29, 1994
  (unaudited) and October 28, 1995....................................................   F-6

Notes to Consolidated Financial Statements............................................   F-8

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Noodle Kidoodle, Inc. (formerly Greenman Bros. Inc.):


    We have audited the accompanying consolidated balance sheets of Noodle Kidoodle, Inc. (formerly Greenman Bros. Inc.) and Subsidiaries as of January 29, 1994, January 28, 1995, and October 28, 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years ended January 28, 1995 and for the thirty-nine week period ended October 28, 1995. Our audits also include the financial statement schedule listed in the index at Item 16(b) of the Registration Statement. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noodle Kidoodle, Inc. and Subsidiaries as of January 29, 1994, January 28, 1995, and October 28, 1995, and the results of their operations and cash flows for each of the three fiscal years ended January 28, 1995 and for the thirty-nine week period ended October 28, 1995 in conformity with generally accepted accounting principles. Further, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Janover Rubinroit, LLC


New York, New York
December 13, 1995,
except as to Note 14
which is as of
January 19, 1996

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                              JANUARY 29,    JANUARY 28,    OCTOBER 28,
                                                                 1994           1995           1995
                                                              -----------    -----------    -----------
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)

   ASSETS
Current assets:
  Cash and cash equivalents................................     $ 5,764        $10,908        $ 6,548
  Short-term investments...................................       1,000         --             --
  Merchandise inventories..................................       6,319          4,330         12,437
  Prepaid expenses and other current assets................       1,075          1,551          1,888
  Recoverable income taxes.................................      --              1,429         --
  Net assets of discontinued operations....................      31,217         24,621          6,327
                                                              -----------    -----------    -----------
      Total current assets.................................      45,375         42,839         27,200
Property, plant and equipment at cost......................       6,476          7,752         14,843
  Less accumulated depreciation............................      (2,726)        (2,589)        (3,221)
                                                              -----------    -----------    -----------
                                                                  3,750          5,163         11,622
Other assets...............................................         504             40             50
                                                              -----------    -----------    -----------
  Total Assets.............................................     $49,629        $48,042        $38,872
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable...................................     $ 2,387        $ 2,262        $ 7,191
  Accrued expenses and taxes...............................       3,041          4,777          5,237
  Income taxes.............................................         137            133         --
                                                              -----------    -----------    -----------
      Total current liabilities............................       5,565          7,172         12,428
Commitments and contingencies..............................      --             --             --
Stockholders' equity:
  Preferred Stock-authorized 500,000 shares, par value
    $1.00 (none issued)....................................      --             --             --
  Common Stock-authorized 10,000,000 shares, par value
    $0.10; issued 6,119,348, 6,185,301 and 6,292,701
    shares, respectively...................................         612            619            629
  Capital in excess of par value...........................      25,608         25,801         26,294
  Retained earnings........................................      21,636         18,242          3,313
  Less treasury stock, at cost-924,261 shares..............      (3,792)        (3,792)        (3,792)
                                                              -----------    -----------    -----------
      Total stockholders' equity...........................      44,064         40,870         26,444
                                                              -----------    -----------    -----------
  Total Liabilities and Stockholders' Equity...............     $49,629        $48,042        $38,872
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------

    The accompanying notes are an integral part of the financial statements.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      THIRTY-NINE WEEKS
                                                  FISCAL YEARS ENDED                        ENDED
                                       -----------------------------------------    ----------------------
                                                                                     OCTOBER      OCTOBER
                                       JANUARY 30,    JANUARY 29,    JANUARY 28,       29,          28,
                                          1993           1994           1995          1994         1995
                                       -----------    -----------    -----------    ---------    ---------
                                                                                    (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales...........................     $18,250        $20,712        $23,308       $12,042     $ 13,508
Costs and expenses:
  Cost of products sold including
    buying and warehousing costs........  12,779         14,569         16,192         8,214        8,784
  Selling and administrative
    expenses........................       6,645          8,401         10,790         6,937       10,563
  Provision for restructured
    operations......................      --             --              3,900         3,500          500
                                       -----------    -----------    -----------    ---------    ---------
                                          19,424         22,970         30,882        18,651       19,847
                                       -----------    -----------    -----------    ---------    ---------
  Operating loss....................      (1,174)        (2,258)        (7,574)       (6,609)      (6,339 )
Interest income.....................         624            392            372           299          501
Interest expense....................        (143)          (115)           (75)          (56)         (32 )
                                       -----------    -----------    -----------    ---------    ---------
  Loss from continuing operations
    before income taxes.................    (693)        (1,981)        (7,277)       (6,366)      (5,870 )
Income taxes (benefit)..............        (268)          (801)        (2,787)       (2,547)       --
                                       -----------    -----------    -----------    ---------    ---------
  Net loss from continuing
    operations......................        (425)        (1,180)        (4,490)       (3,819)      (5,870 )
                                       -----------    -----------    -----------    ---------    ---------
Discontinued operations:
  Income (loss) net of income tax
    expense of $1,407, $1,282, $685,
   $15 and $0, respectively.........       2,226          1,889          1,096            22       (1,914 )
  Operating loss of $7,305 including
    gain from disposal of assets and
      income taxes of $1,602........      --             --             --             --          (7,145 )
                                       -----------    -----------    -----------    ---------    ---------
  Net income (loss) from
    discontinued operations.........       2,226          1,889          1,096            22       (9,059 )
                                       -----------    -----------    -----------    ---------    ---------
  Net income (loss).................     $ 1,801        $   709        $(3,394)      $(3,797)    $(14,929 )
                                       -----------    -----------    -----------    ---------    ---------
                                       -----------    -----------    -----------    ---------    ---------
Net income (loss) per share:
  Continuing operations.............     $  (.08)       $  (.22)       $  (.86)      $  (.73)    $  (1.11 )
  Discontinued operations...........         .40            .35            .21         --           (1.71 )
                                       -----------    -----------    -----------    ---------    ---------
  Net income (loss).................     $   .32        $   .13        $  (.65)      $  (.73)    $  (2.82 )
                                       -----------    -----------    -----------    ---------    ---------
                                       -----------    -----------    -----------    ---------    ---------
Weighted average shares
  outstanding.......................   5,574,547      5,338,012      5,220,222      5,206,615    5,301,702
                                       -----------    -----------    -----------    ---------    ---------
                                       -----------    -----------    -----------    ---------    ---------


    The accompanying notes are an integral part of the financial statements.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   CAPITAL                  TREASURY STOCK
                                                COMMON STOCK      IN EXCESS                   (AT COST)
                                              ----------------     OF PAR      RETAINED    ----------------
                                              SHARES    AMOUNT      VALUE      EARNINGS    SHARES    AMOUNT
                                              ------    ------    ---------    --------    ------    ------
                                                                     (IN THOUSANDS)

Balance--February 1, 1992..................    6,051     $605      $ 25,281    $ 19,126      511     $1,920
  Exercise of stock options
    including related tax benefits.........       66        7           313       --        --         --
  Net income for the year..................     --       --          --           1,801     --         --
                                              ------    ------    ---------    --------    ------    ------
Balance--January 30, 1993..................    6,117      612        25,594      20,927      511      1,920
  Exercise of stock options
    including related tax benefits.........        2     --              14       --        --         --
  Purchase of treasury stock...............     --       --          --           --         413      1,872
  Net income for the year..................     --       --          --             709     --         --
                                              ------    ------    ---------    --------    ------    ------
Balance--January 29, 1994..................    6,119      612        25,608      21,636      924      3,792
  Exercise of stock options
    (net of 103 shares tendered) including
     related tax benefits..................       66        7           193       --        --         --
  Net loss for the year....................     --       --          --          (3,394)    --         --
                                              ------    ------    ---------    --------    ------    ------
Balance--January 28, 1995..................    6,185      619        25,801      18,242      924      3,792
  Exercise of stock options................      107       10           493       --        --         --
  Net loss for the period..................     --       --          --         (14,929)    --         --
                                              ------    ------    ---------    --------    ------    ------
Balance--October 28, 1995..................    6,292     $629      $ 26,294    $  3,313      924     $3,792
                                              ------    ------    ---------    --------    ------    ------
                                              ------    ------    ---------    --------    ------    ------


    The accompanying notes are an integral part of the financial statements.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               FISCAL YEARS ENDED                    THIRTY-NINE WEEKS ENDED
                                    -----------------------------------------    -------------------------------
                                    JANUARY 30,    JANUARY 29,    JANUARY 28,     OCTOBER 29,        OCTOBER 28,
                                       1993           1994           1995             1994              1995
                                    -----------    -----------    -----------    --------------      -----------
                                                                                  (UNAUDITED)
                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net loss from continuing
   operations....................     $  (425)       $(1,180)       $(4,490)        $ (3,819)          $(5,870)
  Adjustments to reconcile to net
    cash provided (used):
    Depreciation.................         219            297            499              437               648
    Restructuring charges--non-
      cash portion...............      --             --                834            3,500               500
    Decrease (increase) in non-
      cash working capital
      accounts:
      Merchandise inventories....      (1,503)          (226)         1,989           (3,317)           (8,107)
      Prepaid expenses and other
        current assets...........      (1,518)           636         (1,905)          (2,030)            1,092
      Trade accounts payable.....       1,225           (196)          (125)           1,626             4,929
      Accrued expenses and
        taxes....................        (609)           677          1,732           (1,131)             (173)
                                    -----------    -----------    -----------    --------------      -----------
  Net cash provided by (used in)
    continuing operations........      (2,611)             8         (1,466)          (4,734)           (6,981)
                                    -----------    -----------    -----------    --------------      -----------
  Net income (loss) from
    discontinued operations......       2,226          1,889          1,096               22            (9,059)
  Adjustments to reconcile to net
    cash provided (used):
    Depreciation and other non-
      cash changes...............       1,933            899            775              655               867
    Decrease (increase) in non-
      cash working capital
        accounts and other.......       1,700         (5,836)         7,195            5,123            17,562
                                    -----------    -----------    -----------    --------------      -----------
  Net cash provided by (used in)
    discontinued operations......       5,859         (3,048)         9,066            5,800             9,370
                                    -----------    -----------    -----------    --------------      -----------
  Net cash provided by (used in)
    operating activities.........       3,248         (3,040)         7,600            1,066             2,389
                                    -----------    -----------    -----------    --------------      -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Proceeds from sale of
    securities...................      --              2,987          1,000            1,000            --
  Purchase of securities.........      (2,987)        (1,000)        --              --                 --
  Property additions:
    Continuing operations........        (646)          (935)        (2,751)          (1,893)           (7,118)
    Discontinued operations......        (520)        (1,071)        (1,213)            (934)              (86)
    Other........................         234            206            492              583            --
                                    -----------    -----------    -----------    --------------      -----------
Net cash provided by (used in)
  investing activities...........      (3,919)           187         (2,472)          (1,244)           (7,204)
                                    -----------    -----------    -----------    --------------      -----------

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

                                               FISCAL YEARS ENDED                    THIRTY-NINE WEEKS ENDED
                                    -----------------------------------------    -------------------------------
                                    JANUARY 30,    JANUARY 29,    JANUARY 28,     OCTOBER 29,        OCTOBER 28,
                                       1993           1994           1995             1994              1995
                                    -----------    -----------    -----------    --------------      -----------
                                                                                  (UNAUDITED)
                                                                   (IN THOUSANDS)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Payment of obligations under
    capital leases...............         (56)           (60)           (64)             (45)              (48)
  Purchase of treasury stock.....      --             (1,872)        --              --                 --
  Exercise of employee options...         290             14             80               79               503
                                    -----------    -----------    -----------    --------------      -----------
Net cash provided by (used in)
  financing activities...........         234         (1,918)            16               34               455
                                    -----------    -----------    -----------    --------------      -----------
  Net increase (decrease) in cash
    and cash equivalents.........        (437)        (4,771)         5,144             (144)           (4,360)
  Cash and cash equivalents--
    beginning of period..........      10,972         10,535          5,764            5,764            10,908
                                    -----------    -----------    -----------    --------------      -----------
  Cash and cash equivalents--end
    of period....................     $10,535        $ 5,764        $10,908         $  5,620           $ 6,548
                                    -----------    -----------    -----------    --------------      -----------
                                    -----------    -----------    -----------    --------------      -----------
SUPPLEMENTAL CASH FLOW
  INFORMATION:
  Net cash paid (received) during
    the period for:
    Interest expense.............     $   143        $   115        $    75         $     56           $    32
    Income taxes, net............       1,633          1,068            328              308            (1,522)


    The accompanying notes are an integral part of the financial statements.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:

    The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

PRINCIPLES OF CONSOLIDATION


    The consolidated financial statements include the accounts of the parent company and all subsidiary companies. Intercompany balances and material transactions are eliminated in consolidation. The Company and its subsidiaries are and will continue to be on a 52-53 week accounting period ending on the Saturday closest to January 31. Fiscal 1993, 1994 and 1995 each contained 52 weeks.


INTERIM FINANCIAL INFORMATION

    The information provided in the consolidated financial statements for the thirty-nine weeks ended October 29, 1994 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair presentation of results for the interim period reported. All adjustments were of a normal and recurring nature.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short-term investments. These investments are stated at cost which approximates market value. The Company places its temporary cash investments in high grade instruments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

INVENTORIES

    Inventories of continuing operations are stated at the lower of cost (first-in, first-out) or market.

EARNINGS PER SHARE

    The computation of earnings per share is based on the weighted average number of outstanding common shares. The inclusion of common stock equivalents had no significant dilutive effect or were antidilutive and therefore, were not utilized in the computations of net income (loss) per share.

PROPERTY, PLANT AND EQUIPMENT

    Plant and equipment is stated at cost and is depreciated on a straight-line basis over estimated useful lives. Repairs and maintenance are charged to expense as incurred; renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized.

    Leasehold improvements are amortized over the terms of the respective leases or over their useful lives, whichever is shorter. Useful lives of other plant and equipment varies among the classifications, but range for buildings and improvements from 10-40 years and for fixtures and equipment from 4-10 years.

PRE-OPENING EXPENSES

    Costs incurred in the opening of new stores are amortized over the first twelve months of operations.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

INCOME TAXES

    In fiscal 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred taxes provided under SFAS No. 109 result principally from temporary differences in depreciation, capitalized inventory costs, restructuring charges, and allowance for doubtful accounts. Upon implementation of SFAS No. 109, there was no material impact on the Company's results of operations or financial position. The Company previously accounted for income taxes based upon SFAS No. 96.

RECLASSIFICATIONS

    Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE 2--DISCONTINUED OPERATIONS:

    On August 30, 1995, the Company adopted a formal plan to discontinue its wholesale business segment. The plan provides for the sale of two of the Company's distribution centers and the disposition through sale or liquidation of substantially all of the operating assets of such segment.

    The operations and net assets of the wholesale business segment are being accounted for as a discontinued operation, and accordingly, its operating results and net assets are reported in this manner in all periods presented in the accompanying consolidated financial statements.

    In connection with discontinuing its wholesale operations, the Company recorded a provision of $7.1 million in the fiscal quarter ended July 29, 1995 for (i) estimated gains or losses on the sale or liquidation of wholesale assets and (ii) estimated operating losses until such disposal or liquidation is completed.

    Summary operating results from discontinued operations are as follows:

                                                   FISCAL YEARS ENDED                 THIRTY-NINE WEEKS ENDED
                                        -----------------------------------------    --------------------------
                                        JANUARY 30,    JANUARY 29,    JANUARY 28,    OCTOBER 29,    OCTOBER 28,
                                           1993           1994           1995           1994           1995
                                        -----------    -----------    -----------    -----------    -----------
                                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
Net sales............................    $ 136,488      $ 122,138      $ 113,194       $80,729        $50,635
Gross profit.........................       31,035         26,711         24,604        17,069          9,164
Operating income (loss)..............        3,633          3,171          1,781            37         (1,914)
Provision for discontinued
  operations.........................       --             --             --            --              7,145
Net income (loss)....................        2,226          1,889          1,096            22         (9,059)

    Net assets of discontinued operations represent total assets less liabilities of the Company's wholesale business segment. Net assets of this segment at October 28, 1995 consist principally of accounts receivable, inventories and properties of $10,487,000 less accounts payable, accrued expenses, and capitalized lease obligations of $4,160,000.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3--PROPERTY, PLANT AND EQUIPMENT:

                                                              JANUARY 29,    JANUARY 28,    OCTOBER 28,
                                                                 1994           1995           1995
                                                              -----------    -----------    -----------
                                                                           (IN THOUSANDS)
Land.......................................................     $   272        $   272       $     272
Buildings and improvements.................................       1,356          1,506           1,657
Fixtures and equipment.....................................       2,713          2,797           5,618
Leasehold improvements.....................................       2,135          3,177           7,296
                                                              -----------    -----------    -----------
                                                                  6,476          7,752          14,843
Less accumulated depreciation..............................      (2,726)        (2,589)         (3,221)
                                                              -----------    -----------    -----------
                                                                $ 3,750        $ 5,163       $  11,622
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------


NOTE 4--ACCRUED EXPENSES AND TAXES:



                                                              JANUARY 29,    JANUARY 28,    OCTOBER 28,
                                                                 1994           1995           1995
                                                              -----------    -----------    -----------
                                                                           (IN THOUSANDS)
Payroll and related benefits...............................     $   336        $   406        $   755
Insurance..................................................         357            289            706
Restructuring charges......................................         579          2,476          1,573
Fixtures and equipment.....................................          66            144            615
Other......................................................       1,703          1,462          1,588
                                                              -----------    -----------    -----------
                                                                $ 3,041        $ 4,777        $ 5,237
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------



NOTE 5--CREDIT FACILITY:


    The Company has a secured line of credit with a bank which provides maximum borrowings of $12.5 million in short-term loans and commercial letters of credit that expires on June 30, 1996. Credit availability under the line is subject to, among other things, a borrowing base formula of 75% of eligible accounts receivable and 50% of eligible inventory (maximum inventory of $6.25 million) of the wholesale segment. Eligible assets at October 28, 1995 would result in availability of $5.0 million under the provisions of the line of credit. Interest on borrowings is at the bank's prime rate plus 0.5% or at a Eurodollar rate. The Company had no borrowings under this facility during the thirty-nine week period ended October 28, 1995. Management intends to replace this credit facility upon expiration.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 6--COMMITMENTS AND CONTINGENCIES:


    Minimum annual commitments under non-cancelable leases in effect at October 28, 1995 are as follows:

                                                                                          SUBLEASE
                                                                             OPERATING     RENTAL
                                                                              LEASES       INCOME
                                                                             ---------    --------
                                                                                (IN THOUSANDS)

1996 (three months).......................................................    $ 1,409      $  164
1997......................................................................      6,383         517
1998......................................................................      6,078         152
1999......................................................................      6,061         157
2000......................................................................      6,037         161
2001......................................................................      6,106         166
Thereafter................................................................     29,631         525
                                                                             ---------    --------
      Total minimum obligations...........................................    $61,705      $1,842
                                                                             ---------    --------
                                                                             ---------    --------

    At October 28, 1995, the Company and its subsidiaries were lessees of stores, vehicles, and warehouse equipment under various leases. In addition to fixed rents and rentals based on sales, certain of the leases require the payment of taxes and other costs. Some leases include renewal options.

    Rental expense (income) for operating leases was as follows:

                                                   FISCAL YEARS ENDED                 THIRTY-NINE WEEKS ENDED
                                        -----------------------------------------    --------------------------
                                        JANUARY 30,    JANUARY 29,    JANUARY 28,    OCTOBER 29,    OCTOBER 28,
                                           1993           1994           1995           1994           1995
                                        -----------    -----------    -----------    -----------    -----------
                                                                                     (UNAUDITED)

                                                                    (IN THOUSANDS)
Minimum rentals......................     $ 1,320        $ 1,647        $ 1,850        $ 1,304        $ 1,940
Taxes and other costs................         655            635          1,027            712            855
Sublease rentals.....................        (851)          (837)          (953)          (777)          (813)
                                        -----------    -----------    -----------    -----------    -----------
                                          $ 1,124        $ 1,445        $ 1,924        $ 1,239        $ 1,982
                                        -----------    -----------    -----------    -----------    -----------
                                        -----------    -----------    -----------    -----------    -----------

LITIGATION

    Several lawsuits are pending against the Company. In the opinion of management, the Company has meritorious defenses or is covered by insurance and the Company's liability, if any, when ultimately determined will not be significant.

EMPLOYMENT AND CONSULTING AGREEMENTS

    The Company has employment and consulting agreements with certain directors, officers, and employees. Certain agreements provide for minimum salary levels as well as for incentive bonuses which are payable if specified management goals are attained.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 7--CAPITAL STOCK:


PREFERRED STOCK


    The Company has 500,000 authorized (non-issued) shares of preferred stock, par value $1.00, consisting of 440,000 shares of Series A Junior Participating Preferred reserved for use under the Company's Rights Agreement and the remainder for other unspecified purposes. See note 14--Subsequent Events.


STOCKHOLDERS' RIGHTS AGREEMENT

    Each outstanding share of the Company's common stock carries a stock purchase right. Under certain circumstances, as defined in the Company's Rights Agreement, each right may be exercised to purchase 1/100 of a share of Series A Junior Participating Preferred Stock for $25.00, subject to certain anti-dilution adjustments. The rights are redeemable by the Company or, under certain circumstances, by a third party to whom the Company assigns its rights at $.01 each until a person or group acquires fifteen percent of the Company's common stock or until they expire on May 15, 1998.

TREASURY STOCK


    On February 4, 1993, the Company's Board of Directors authorized the repurchase from time to time of up to 500,000 shares of its common stock. The Company purchased 413,600 shares of common stock (which the Company intends to retire in the near future) at an average price of $4.52 per share under this authorization. In April 1995, the Board terminated its stock repurchase program.



NOTE 8--STOCK OPTIONS:


STOCK INCENTIVE PLAN

    In 1994, the Company's stockholders adopted a Stock Incentive Plan (the "Plan") for key employees and consultants. The Plan reserves 500,000 shares of common stock for the issuance of stock options, stock appreciation rights
(SARs), dividend equivalent rights, restricted stock, unrestricted stock and performance shares and is administered by the Compensation and Stock Option Committee (the "Committee") of the Board of Directors of the Company.

    Under the terms of the Plan, options granted may be either non-qualified or incentive stock options and the exercise price, determined by the Committee, shall be at least 75% (100% in the case of an incentive stock option) of the fair market value of a share on the date of grant. SARs may be granted (subject to specified restrictions) in connection with all or any part of, or independently of, any option granted under the Plan. No SARs, dividend equivalent rights, restricted stock, unrestricted stock or performance shares have been granted to date under the Plan. Options granted under the Plan are exercisable in installments; however, no options are exercisable within one year or later than ten years from the date of grant.


    Since the exercise price of all stock options awarded has been equal to the quoted market price at date of grant, no compensation expense has been recorded for these awards.


STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

    In 1994, the Company adopted the 1994 Outside Directors' Stock Option Plan (the "Stock Option Plan") and reserved 75,000 shares of common stock for the issuance of stock options related to this plan. The Stock Option Plan for outside directors provides that upon the initial election to the Board, each

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 8--STOCK OPTIONS:--(CONTINUED)


eligible director is granted an option to purchase 5,000 shares of common stock and 1,000 shares each year thereafter at the fair market value on the date of grant. The options have a term of five years and become exercisable 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. See Note 14--Subsequent Events.


1984 STOCK OPTION PLAN

    The Company's 1984 Stock Option Plan expired in April 1994, and the remaining options available, but not granted, under the plan were canceled.

    The following summary sets forth the activity under the Company's stock incentive plans:

                                               FISCAL YEARS ENDED
                                 ----------------------------------------------
                                                                                  THIRTY-NINE WEEKS ENDED
                                   JANUARY 29, 1994         JANUARY 28, 1995         OCTOBER 28, 1995
                                 ---------------------   ----------------------   -----------------------
                                 SHARES    PRICE RANGE    SHARES    PRICE RANGE    SHARES    PRICE RANGE
                                 -------   -----------   --------   -----------   --------   ------------
Outstanding at beginning of
  period.......................  576,503   $3.50-$6.25    582,878   $3.50-$6.25    501,459   $3.50-$ 6.50
Granted........................   22,000   $4.13-$5.00     96,750   $5.50-$6.50    213,500   $4.56-$13.13
Exercised......................   (2,100)  $4.00-$4.50   (168,544)  $4.00-$4.50   (107,400)  $4.00-$ 6.50
Terminated.....................  (13,525)  $3.75-$4.81     (9,625)  $4.00-$6.25    (18,000)  $4.50-$ 6.50
                                 -------                 --------                 --------
Outstanding at end of period...  582,878   $3.50-$6.25    501,459   $3.50-$6.50    589,559   $3.50-$13.13
                                 -------   -----------   --------   -----------   --------   ------------
                                 -------   -----------   --------   -----------   --------   ------------
Exercisable at end of period...  540,228   $3.50-$6.25    384,209   $3.50-$6.50    290,341   $3.50-$ 6.50
                                 -------   -----------   --------   -----------   --------   ------------
                                 -------   -----------   --------   -----------   --------   ------------
Available for grant at end of
  period.......................  115,886       --         484,250       --         279,250        --
                                 -------                 --------                 --------
                                 -------                 --------                 --------


NOTE 9--TAXES ON INCOME:


    Income taxes consist of the following:

                                                      FISCAL YEARS ENDED                THIRTY-NINE
                                           -----------------------------------------    WEEKS ENDED
                                           JANUARY 30,    JANUARY 29,    JANUARY 28,    OCTOBER 28,
                                              1993           1994           1995           1995
                                           -----------    -----------    -----------    -----------
                                                        (IN THOUSANDS)
Current:
  Federal...............................          $951           $180        $(1,429)     $    --
  State and local.......................           361            184             --           --
                                           -----------    -----------    -----------    -----------
                                                 1,312            364         (1,429)          --
Deferred................................          (173)           117           (673)       1,602
                                           -----------    -----------    -----------    -----------
                                                 1,139            481         (2,102)       1,602
Discontinued operations.................         1,407          1,282            685        1,602
                                           -----------    -----------    -----------    -----------
Continuing operations...................         $(268)         $(801)       $(2,787)     $    --
                                           -----------    -----------    -----------    -----------
                                           -----------    -----------    -----------    -----------

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 9--TAXES ON INCOME:--(CONTINUED)

    A reconciliation of the statutory federal income tax rate attributable to income (loss) from continuing operations to the effective income tax rate is as follows:

                                                             FISCAL YEARS ENDED                THIRTY-NINE
                                                  -----------------------------------------    WEEKS ENDED
                                                  JANUARY 30,    JANUARY 29,    JANUARY 28,    OCTOBER 28,
                                                     1993           1994           1995           1995
                                                  -----------    -----------    -----------    -----------
Federal at statutory rates.....................        34%            34%           (34)%          (34)%
State and local taxes, net of federal tax
  benefits.....................................         6              6             (4)            (4)
Losses with no current tax benefit.............        --             --             --             38
  Other........................................        (1)            --             --             --
                                                       --             --
                                                                                    ---            ---
                                                       39%            40%           (38)%           --%
                                                       --             --
                                                       --             --
                                                                                    ---            ---
                                                                                    ---            ---

    The components of deferred tax assets (liabilities) consist of the following:

                                                              JANUARY 29,    JANUARY 28,    OCTOBER 28,
                                                                 1994           1995           1995
                                                              -----------    -----------    -----------
                                                                           (IN THOUSANDS)

Net operating loss carryforwards (expires 2011)............     $    --        $    --        $ 5,545
Capitalizable inventory costs..............................         529            411            160
Allowance for doubtful accounts............................         297            393            542
Restructured operations and other..........................         393          1,011            864
                                                              -----------    -----------    -----------
Gross deferred tax assets..................................       1,219          1,815          7,111
                                                              -----------    -----------    -----------
Depreciation...............................................        (290)          (213)          (131)
                                                              -----------    -----------    -----------
  Gross deferred tax liabilities...........................        (290)          (213)          (131)
                                                              -----------    -----------    -----------
  Net deferred tax assets..................................         929          1,602          6,980
                                                              -----------    -----------    -----------
Valuation allowance........................................          --             --          6,980
                                                              -----------    -----------    -----------
Net tax assets included in net assets from discontinued
  operations...............................................     $   929        $ 1,602        $    --
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------

    Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. Principal items resulting in deferred income tax liabilities or assets are differences in depreciation, inventory valuations, restructuring charges and allowance for doubtful accounts. At January 28, 1995, management had determined, based on the Company's history of prior operating earnings and its expectations for the future, that operating income of the Company would, more likely than not, be sufficient to recognize fully these net deferred tax assets.

    As a result of the Company's decision to discontinue the wholesale business segment, the Company has incurred losses for which no current tax benefits are available. The provision for income taxes included in discontinued operation for the thirty-nine weeks ended October 28, 1995 results primarily from a reduction in net deferred tax assets. For financial reporting purposes, the effective tax rate represents an increase in the valuation allowance of net deferred tax assets to an amount realizable based upon taxes paid for prior years without relying on future income.

    The tax provision for the thirty-nine weeks ended October 29, 1994 was based upon management's estimate of its annualized effective tax rate.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 10--EMPLOYEE RETIREMENT PLANS:


    The Company has a 401-k savings plan designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings. The Company matches 10% of the first 4% of compensation contributed by the employee.

    Certain former employees were covered by union sponsored, multi-employer pension plans. Contributions and costs were determined in accordance with the provisions of negotiated labor contracts or terms of the plans. The Company does not administer nor control the plans. One of the plans, to which the Company and many other employers made contributions, has had financial difficulties and has informed the Company that it has initiated a mass termination of the Plan. "ERISA" imposes certain liabilities upon employers who are contributors to multi-employer pension plans in the event of withdrawal or termination of such a plan. The Company has provided for an estimated settlement cost based on the estimates provided by the plan administrators.


NOTE 11--INDUSTRY SEGMENTS:


    The Company operates substantially in one industry segment which includes the retail sales of children's toys and other products.


NOTE 12--PROVISION FOR RESTRUCTURED OPERATIONS:



    On August 10, 1994, the Company announced the closing of stores operating under the name Playworld Toy Stores and one leased department operation. Provision of $3,900,000 was recorded for restructuring costs representing employee severance costs ($550,000), estimated lease liabilities ($1,050,000), losses on liquidation of inventories ($1,250,000) disposition of fixed assets ($1,000,000) and other related restructuring costs ($50,000). This charge increased the net loss for fiscal 1995 by $2,340,000 ($.45 per share). The Company provided an additional $500,000 ($.09 per share) in the current period primarily to reflect the closing of one store that was not anticipated previously.



NOTE 13--INTERIM FINANCIAL DATA (UNAUDITED):

                                                           FIRST     SECOND      THIRD
                                                          QUARTER    QUARTER    QUARTER
                                                          -------    -------    -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal year ending February 3, 1996:
  Sales................................................   $ 3,281    $ 3,939    $ 6,288
  Gross profit.........................................     1,162      1,396      2,166
  Net loss:
    Continuing operations..............................    (1,226)    (1,674)    (2,970)
    Discontinued operations............................      (840)    (8,219)        --
                                                          -------    -------    -------
      Net loss.........................................   $(2,066)   $(9,893)   $(2,970)
                                                          -------    -------    -------
                                                          -------    -------    -------
  Net loss per share:
    Continuing operations..............................   $  (.23)   $  (.32)   $  (.55)
    Discontinued operations............................      (.16)     (1.55)        --
                                                          -------    -------    -------
      Net loss per share...............................   $  (.39)   $ (1.87)   $  (.55)
                                                          -------    -------    -------
                                                          -------    -------    -------
Weighted average shares................................     5,263      5,287      5,356
                                                          -------    -------    -------
                                                          -------    -------    -------

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 13--INTERIM FINANCIAL DATA (UNAUDITED):--(CONTINUED)

                                                           FIRST     SECOND      THIRD     FOURTH
                                                          QUARTER    QUARTER    QUARTER    QUARTER
                                                          -------    -------    -------    -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal year ended January 28, 1995:
  Sales................................................   $ 4,008    $ 3,835    $ 4,199    $11,266
  Gross profit.........................................     1,201      1,260      1,367      3,288
  Net income (loss):
    Continuing operations..............................      (566)    (2,679)      (574)      (671)
    Discontinued operations............................      (320)        (8)       350      1,074
                                                          -------    -------    -------    -------
      Net income (loss)................................   $  (886)   $(2,687)   $  (224)   $   403
                                                          -------    -------    -------    -------
                                                          -------    -------    -------    -------
  Net income (loss) per share:
    Continuing operations..............................   $  (.11)   $  (.51)   $  (.11)   $  (.13)
    Discontinued operations............................      (.06)      (.01)       .07        .21
                                                          -------    -------    -------    -------
      Net income (loss) per share......................   $  (.17)   $  (.52)   $  (.04)   $   .08
                                                          -------    -------    -------    -------
                                                          -------    -------    -------    -------
Weighted average shares................................     5,200      5,202      5,218      5,261
                                                          -------    -------    -------    -------
                                                          -------    -------    -------    -------
Fiscal year ended January 29, 1994:
  Sales................................................   $ 3,410    $ 3,144    $ 3,242    $10,916
  Gross profit.........................................     1,004        986        924      3,229
  Net income (loss):
    Continuing operations..............................      (359)      (404)      (505)        88
    Discontinued operations............................       170         62        829        828
                                                          -------    -------    -------    -------
      Net income (loss)................................   $  (189)   $  (342)   $   324    $   916
                                                          -------    -------    -------    -------
                                                          -------    -------    -------    -------
  Net income (loss) per share:
    Continuing operations..............................   $  (.06)   $  (.07)   $  (.09)   $   .01
    Discontinued operations............................       .03        .01        .15        .16
                                                          -------    -------    -------    -------
      Net income (loss) per share......................   $  (.03)   $  (.06)   $   .06    $   .17
                                                          -------    -------    -------    -------
                                                          -------    -------    -------    -------
Weighted average shares................................     5,562      5,353      5,193      5,194
                                                          -------    -------    -------    -------
                                                          -------    -------    -------    -------

    The Company's sales are highly seasonal. Income (loss) per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year income (loss) per share amount.


NOTE 14--SUBSEQUENT EVENTS:


PUBLIC OFFERING

    On December 12, 1995, the Company's Board of Directors approved a public offering of Common Stock (the "Offering"). These financial statements are intended to be part of the Prospectus for the Offering, in which the Company is offering 2,000,000 shares of its Common Stock. The net proceeds from the Offering will be used primarily to finance the Company's store expansion plans as well as for general corporate purposes, including up to $1.0 million to improve its MIS software capabilities in fiscal 1997.

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 14--SUBSEQUENT EVENTS:--(CONTINUED)

SPECIAL MEETING OF STOCKHOLDERS


    At special meetings held in December 1995 and in January 1996, the Company's stockholders voted to change the name of the Company from Greenman Bros. Inc. to Noodle Kidoodle, Inc. The stockholders also voted to increase the number of authorized shares of common stock to 15,000,000 shares from 10,000,000 shares and the number of authorized shares of preferred stock from 500,000 to 1,000,000 and to decrease the par value of both classes of capital stock to $0.001. In addition, the stockholders voted to increase the number of stock options automatically awarded annually to outside directors to 4,000 from 1,000 and the number of shares authorized for issuance under the Company's 1994 Stock Option Plan for outside directors to a total of 125,000 shares from 75,000 shares. Stockholders also approved the reincorporation of the Company in Delaware.

---------------------------------------    -------------------------------------
---------------------------------------    -------------------------------------

   NO PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS
OFFERING OTHER THAN THOSE CONTAINED IN                 2,100,000 SHARES
THIS PROSPECTUS AND, IF GIVEN OR MADE,
SUCH INFORMATION AND REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY, THE SELLING
STOCKHOLDERS OR THE UNDERWRITERS.                 [LOGO] Noodle Kidoodle
NEITHER THE DELIVERY OF                       Kids learn best when
THIS PROSPECTUS NOR ANY SALE MADE                 they're having fun
HEREUNDER SHALL, UNDER LOGO
ANY CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT                         COMMON STOCK
TO ITS DATE. THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE REGISTERED
SECURITIES TO WHICH IT RELATES. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION
OF AN OFFER TO BUY SUCH SECURITIES
IN ANY CIRCUMSTANCES IN WHICH SUCH
OFFER OR SOLICITATION IS UNLAWFUL.


       -------------------                             -------------------
                                                            PROSPECTUS
        TABLE OF CONTENTS                              -------------------


                              PAGE
                              ----
Prospectus Summary.........     3
Risk Factors...............     8
Use of Proceeds............    11
Price Range of Common
  Stock....................    12
Dividend Policy............    12
Capitalization.............    13                     PAINEWEBBER INCORPORATED
Selected Consolidated
  Financial Data...........    14
Management's Discussion                                 RODMAN & RENSHAW, INC.
  and Analysis of
  Financial Condition and
  Results of Operations....    15
Business...................    25
Management.................    34
Principal and Selling
  Stockholders.............    40
Description of Capital
  Stock....................    41
Underwriting...............    43
                                                         -------------------
Experts....................    44
Legal Matters..............    44
Available Information......    45
Index to Consolidated
  Financial Statements.....   F-1                                   , 1996


---------------------------------------    -------------------------------------
---------------------------------------    -------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than the underwriting discounts and commissions) are estimated to be as follows:


SEC Registration Fee............................................   $ 10,202
NASD Filing Fee.................................................      3,459
Legal Fees and Expenses.........................................    200,000
Accounting Fees and Expenses....................................    100,000
Printing and Engraving Expenses.................................    100,000
Transfer Agent and Registrar Fees and Expenses..................     10,000
Miscellaneous Expenses..........................................     26,339
                                                                   --------
      Total Expenses............................................   $450,000
                                                                   --------
                                                                   --------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    To the fullest extent that limitations on the liability of directors and officers are permitted by the Delaware GCL, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.



    The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the Delaware GCL. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Delaware GCL.


    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    There have been no sales of unregistered securities by the Registrant during the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following documents are filed as Exhibits to this Registration
Statement:


EXHIBIT
NUMBER   DESCRIPTION OF DOCUMENT
-------  -----------------------

1.1      Form of Underwriting Agreement

3.1      Certificate of Incorporation of the Registrant currently in effect, with all amendments thereto**

3.2      (New York) Certificate of Merger of Noodle Kidoodle, Inc., a New York corporation, into
         Noodle Kidoodle, Inc., a Delaware corporation*

3.3      Agreement and Plan of Merger of Noodle Kidoodle, Inc., a New York corporation, and
         Noodle Kidoodle, Inc., a Delaware corporation*

3.4      By-Laws of Registrant**

3.5 (Delaware) Certificate of Merger of Noodle Kidoodle, Inc. ( a New York corporation) into Noodle Kidoodle, Inc. (a Delaware corporation)*

4.1      Rights Agreement, dated as of May 6, 1988, between Registrant and Manufacturers
         Hanover Trust Company, as Rights Agent (Incorporated by reference to Registrant's
         Report on Form 8-K dated May 6, 1988 and the exhibits filed therewith)

4.2      First Amendment to Rights Agreement dated as of November 22, 1991 (Incorporated by reference to Registrant's Report on Form 8-K, dated November 22, 1991, and the exhibits filed therewith)

5.1      Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as to the legality of the Common Stock*

10.1     Stock Incentive Plan and Outside Directors Stock Option Plan, dated April 26, 1994
         (Incorporated by reference to Registrant's Form S-8 Registration Statement
         (Commission File No. 33-82104), effective July 26, 1994 and the exhibits filed therewith)

10.2     Employment Agreement by and between Registrant and Stanley Greenman dated as of
         February 1, 1995 (Incorporated by reference to Registrant's Annual Report on Form
         10-K for the fiscal year ended January 28, 1995)

10.3     Employment Agreement by and between Registrant and Stewart Katz dated as of
         February 1, 1995 (Incorporated by reference to Registrant's Annual Report on Form
         10-K for the fiscal year ended January 28, 1995)

10.4     Non-Contributory Insured Medical Reimbursement Plan (Incorporated by reference to
         Exhibit 10.05 to Registrant's Annual Report on Form 10-K for the fiscal year ended
         January 30, 1993)

10.5     Agreement and Plan of Merger dated February 1, 1994 by and between Registrant and certain wholly-owned subsidiaries of the Registrant (Incorporated by reference to
         Exhibit 10.08 to Registrant's Annual Report on Form 10-K for fiscal year ended
         January 29, 1994)

10.6     Amendment to Outside Directors Stock Option Plan, dated December 13, 1995*

11.1     Computation of Earnings Per Share**

21.1     Subsidiaries of Registrant (Incorporated by reference to Registrant's Annual
         Report on Form 10-K for the fiscal year ended January 28, 1995)

23.1     Consent of Janover Rubinroit, LLC**

23.2     Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (contained in the opinion filed as Exhibit 5.1)

24.1     Powers of Attorney (set forth on the signature page of this Registration
         Statement)

    (b) The following documents are filed as Schedules to this Registration
Statement:

SCHEDULE
 NUMBER                                  DESCRIPTION OF DOCUMENT
--------                                 -----------------------
    VIII   Valuation and Qualifying Accounts For the Fiscal Years Ended January 30, 1993,
             January 29, 1994 and January 28, 1995 and the Thirty-Nine Weeks Ended October 29,
             1994 and October 28, 1995

------------


 * To be filed by amendment.



** Filed herewith.


ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registration in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Farmingdale, County of Suffolk, State of New York, on January 18, 1996.


                                          NOODLE KIDOODLE, INC.


                                          By: /s/ STANLEY GREENMAN

                                              ..................................
                                                   Name: Stanley Greenman
                                                Title: Chairman of the Board,
                                                   Chief Executive Officer
                                                        and Treasurer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                             TITLE                     DATE
              ---------                             -----                     ----

         /s/ STANLEY GREENMAN           Chairman of the Board, Chief    January 18, 1996
 ......................................    Executive Officer and
           Stanley Greenman               Treasurer
                                          (Principal Executive
                                          Officer)

                  *                     President, Chief Operating      January 18, 1996
 ......................................    Officer and
             Stewart Katz                 Assistant Secretary

     /s/ WILLIAM A. JOHNSON, JR.        Vice President, Chief           January 18, 1996
 ......................................    Financial
       William A. Johnson, Jr.            Officer and Secretary
                                          (Principal Financial and
                                          Accounting Officer)

                  *                     Director                        January 18, 1996
 ......................................
           Lester Greenman

                  *                     Director                        January 18, 1996
 ......................................
           Barry W. Ridings

                  *                     Director                        January 18, 1996
 ......................................
            Irwin Tantleff

                  *                     Director                        January 18, 1996
 ......................................
           Joseph Madenberg

                  *                     Director                        January 18, 1996
 ......................................
            Robert Stokvis

                  *                     Director                        January 18, 1996
 ......................................
             Robin Farkas

     *By:    /s/ STANLEY GREENMAN
         .............................
           Stanley Greenman
           Attorney-in-Fact

                     NOODLE KIDOODLE, INC. AND SUBSIDIARIES
                SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS
 FOR THE FISCAL YEARS ENDED JANUARY 30, 1993, JANUARY 29, 1994 AND JANUARY 28,
                                      1995
     AND THE THIRTY-NINE WEEKS ENDED OCTOBER 29, 1994 AND OCTOBER 28, 1995

              COLUMN A                   COLUMN B             COLUMN C             COLUMN D      COLUMN E
              --------                  ----------    ------------------------    ----------    ----------
                                                             ADDITIONS
                                                         (1)           (2)
                                        BALANCE AT    CHARGED TO    CHARGED TO                  BALANCE AT
                                        BEGINNING     COSTS AND       OTHER                       END OF
   DESCRIPTION                          OF PERIOD      EXPENSES      ACCOUNTS     DEDUCTIONS      PERIOD
   -----------                          ----------    ----------    ----------    ----------    ----------
                                                                  (IN THOUSANDS)
For estimated losses in collection:
  Year ended January 30, 1993........     $2,000         $ 42          $ --          $813(a)      $1,229
  Year ended January 29, 1994........     $1,229         $275          $ --          $630(a)      $  874
  Year ended January 28, 1995........     $  874         $250          $ --          $141(a)      $  983
  Thirty-nine weeks ended October 29,
    1994.............................     $  874         $296          $ --          $ --         $1,170
  Thirty-nine weeks ended October 28,
    1995.............................     $  983         $581          $ --          $138(a)      $1,426

------------
(a) Write-offs net of recoveries

    All amounts are included in discontinued operations.

                               INDEX TO EXHIBITS


                                                                                    SEQUENTIAL
EXHIBIT                                                                                PAGE
NUMBER                           DESCRIPTION OF DOCUMENT                              NUMBER
------                           -----------------------                            ----------

  1.1    Form of Underwriting Agreement

  3.1 Certificate of Incorporation of Registrant currently in effect, with all amendments thereto**

  3.2 (New York) Certificate of Merger of Noodle Kidoodle, Inc., a New York corporation, into Noodle Kidoodle, Inc., a Delaware corporation*

  3.3 Agreement and Plan of Merger of Noodle Kidoodle, Inc., a New York corporation, into Noodle Kidoodle, Inc., a Delaware corporation*

  3.4    By-Laws of Registrant**

  3.5 (Delaware) Certificate of Merger of Noodle Kidoodle, Inc. ( a New York corporation) into Noodle Kidoodle, Inc. (a Delaware corporation)*

  4.1    Rights Agreement, dated as of May 6, 1988, between Registrant and
         Manufacturers Hanover Trust Company, as Rights Agent (Incorporated by reference to Registrant's Report on Form 8-K dated May 6, 1988 and the exhibits filed therewith)

  4.2    First Amendment to Rights Agreement dated as of November 22, 1991
         (Incorporated by reference to Registrant's Report on Form 8-K, dated
         November 22, 1991, and the exhibits filed therewith)

  5.1 Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as to the legality of the Common Stock*

 10.1    Stock Incentive Plan and Outside Directors Stock Option Plan, dated
         April 26, 1994 (Incorporated by reference to Registrant's Form S-8
         Registration Statement (Commission File No. 33-82104), effective July
         26, 1994 and the exhibits filed therewith)

 10.2 Employment Agreement by and between Registrant and Stanley Greenman dated as of February 1, 1995 (Incorporated by reference to Registrant's
         Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

 10.3 Employment Agreement by and between Registrant and Stewart Katz dated as of February 1, 1995 (Incorporated by reference to Registrant's Annual
         Report on Form 10-K for the fiscal year ended January 28, 1995)

 10.4 Non-Contributory Insured Medical Reimbursement Plan (Incorporated by reference to Exhibit 10.05 to Registrant's Annual Report on Form 10-K for the fiscal year ended January 30, 1993)

 10.5    Agreement and Plan of Merger dated February 1, 1994 by and between
         Registrant and certain wholly-owned subsidiaries of the Registrant
         (Incorporated by reference to Exhibit 10.08 to Registrant's Annual
         Report on Form 10-K for fiscal year ended January 29, 1994)

 10.6    Amendment to Outside Directors Stock Option Plan, dated December 13,
         1995*

 11.1    Computation of Earnings Per Share**

 21.1    Subsidiaries of Registrant (Incorporated by reference to Registrant's
         Annual Report on Form 10-K for the fiscal year ended January 28, 1995)

 23.1    Consent of Janover Rubinroit, LLC**

 23.2 Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (contained in the opinion filed as Exhibit 5.1)

 24.1    Powers of Attorney (set forth on the signature page of this Registration
         Statement)


------------


 * To be filed by amendment.



** Filed herewith.